UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

(Mark One)

☒ Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2013.

☐ Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from _______ to _______.

Commission file number: 000-53473

Torchlight Energy Resources, Inc.

(Exact name of registrant in its charter)

Nevada	74-3237581
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
Organization)

5700 W. Plano Parkway, Suite 3600
Plano, Texas 75093
(Address of principal executive offices)

(214) 432-8002
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Common Stock ($0.001 Par Value)
(Title of Each Class)

NASDAQ
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Exchange Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐(Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At June 30, 2013, the aggregate market value of shares held by non-affiliates of the registrant (based upon 8,242,315 shares held by non-affiliates on June 30, 2013) was approximately $16,402,207.

At March 20, 2014, there were 18,270,408 shares of the registrant’s common stock outstanding (the only class of common stock).

DOCUMENTS INCORPORATED BY REFERENCE
None.

EXPLANATORY NOTE

Torchlight Energy Resources, Inc. is filing this Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, originally filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2014 (the “Original Report”).

This Amendment is being filed to (i) amend Item 1, including amendments to the subsections “Corporate History and Background,” “Smokey Hills Prospect, McPherson County, Kansas” and “Hunton Play, Central Oklahoma”; (ii) amend Item 1A, including amendments to the risk factor now titled “We have not yet achieved profitable operations, have significant accumulated losses since our inception, and expect to incur further losses in the development of our business”; (iii) amend Item 2; (iv) amend Item 7, including amendments to the subsection “Historical Results for the Years Ended December 31, 2013 and 2012”; (v) amend Item 8, including amendments to Note 1, Note 2, and Note 11; (vi) amend Item 11, including amendments to the subsection “Summary Executive Compensation Table” and the addition of the subsection “Setting Executive Compensation”; (vii) amend Item 12; and (viii) amend Item 15.  Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment sets forth the complete text of each item as amended.

Except as expressly set forth above, the Original Report has not been amended, updated or otherwise modified.  This Amendment does not reflect events occurring after the filing of the Original Report or update those disclosures regarding events that occurred subsequent to the end of the fiscal year ended December 31, 2013.  All other information is unchanged and reflects the disclosures made at the time of the filing of the Original Report.

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, among other things, statements regarding plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. Forward-looking statements may appear throughout this report, including without limitation, the following sections: Item 1 “Business,” Item 1A “Risk Factors,” and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements generally can be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K, and in particular, the risks discussed under the caption “Risk Factors” in Item 1A and those discussed in other documents we file with the Securities and Exchange Commission (“SEC”). Important factors that in our view could cause material adverse effects on our financial condition and results of operations include, but are not limited to, risks associated with the company's ability to obtain additional capital in the future to fund planned expansion, the demand for oil and natural gas, general economic factors, competition in the industry and other factors that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. We undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

As used herein, the “Company,” “we,” “our,” and similar terms include Torchlight Energy Resources, Inc. and its subsidiaries, unless the context indicates otherwise.

TABLE OF CONTENTS

PART I

PART I

ITEM 1.  BUSINESS

Corporate History and Background

Torchlight Energy Resources, Inc. was incorporated in October 2007 under the laws of the State of Nevada as Pole Perfect Studios, Inc. (“PPS”).  From its incorporation to November 2010, the company was primarily engaged in business start-up activities.

On November 23, 2010, we entered into and closed a Share Exchange Agreement (the “Exchange Agreement”) between the major shareholders of PPS and the shareholders of Torchlight Energy, Inc. (“TEI”).  As a result of the transactions effected by the Exchange Agreement, at closing TEI became our wholly-owned subsidiary, and the business of TEI became our sole business.  TEI is an energy company, incorporated under the laws of the State of Nevada in June 2010.  We are engaged in the acquisition, exploration, exploitation and/or development of oil and natural gas properties in the United States.  In addition to TEI, we also operate our business through Torchlight Energy Operating, LLC, a Texas limited liability company and wholly-owned subsidiary.

On December 10, 2010, we effected a 4-for-1 forward split of our shares of common stock outstanding.  All owners of record at the close of business on December 10, 2010 (record date) received three additional shares for every one share they owned.  All share amounts reflected throughout this report take into account the 4-for-1 forward split.

Effective February 8, 2011, we changed our name to “Torchlight Energy Resources, Inc.”  In connection with the name change, our ticker symbol changed from “PPFT” to “TRCH.”

Business Overview

Our business model is to focus on drilling and working interest programs within the United States that have a short window of payback, a high internal rate of return and proven and bookable reserves.  We currently have interests in four oil and gas projects, which projects are described in more detail below in the section titled “Current Projects.”  We anticipate being involved in multiple other oil and gas projects moving forward, pending adequate funding.  We anticipate acquiring exploration and development projects primarily as a non-operating working interest partner, participating in drilling activities primarily on a basis proportionate to the working interest.  We intend to spread the risk associated with drilling programs by entering into a variety of programs in different fields with differing economics.

Salient characteristics of the company include our industry relationships, leverage for prospect selection, anticipated diversity, both geologically and geographically, cost control, partnering, and protection of capital exposure.  Management believes opportunities exist to identify and pursue relatively low risk projects at very attractive entry prices.  These projects may be available from small operators in financial distress, larger companies that need to share costs, and large producers who are consolidating their activities in other areas.  Management believes attractive entry prices and tight cost control will result in returns that are superior to those achieved by major companies or small independents.  An integral part of this strategy is the partnering of major activities.  Such partnering will enable us to acquire the talents of proven industry veterans, as needed, without affecting our long-term fixed overhead costs.

Key Business Attributes

Experienced People.  We build on the expertise and experiences of our management team, including Thomas Lapinski, John Brda, Willard McAndrew and Roger Wurtele.  We will also receive guidance from outside advisors and will align with high quality exploration and technical partners.

Project Focus. We are focusing on low risk exploitation projects by pursuing resources where commercial production has already been established but where opportunity for additional and nearby development is indicated.

Lower Cost Structure.  We will attempt to maintain the lowest possible cost structure, enabling the greatest margins and providing opportunities for investment that would not be feasible for higher cost competitors for lower-risk, valuable projects.

Limit Capital Risks.  Limited capital exposure is planned initially to add value to a project and determine its economic viability.  Projects are staged and have options before additional capital is invested. We will limit our exposure in any one project by participating at reduced working interest levels, thereby being able to diversify with limited capital. Management has experience in successfully managing risks of projects, finance, and value.

Partnering for Excellence.  Partnering with highly select and experienced vendors provides ongoing access to external perspectives, new project opportunities, specialization, networks, operations support, and the ability to test continuously for more effective and cost efficient services.

Project Focus

Generally, we will focus on lower risk exploitation projects (primarily for oil, although gas projects will be considered if the economics are favorable).  Projects are first identified, evaluated, and then we will secure a third party operating or financial partner. Subject to overall availability of capital, our interest in large capital projects will be limited.  Each opportunity will be investigated on a standalone basis for both technical and financial merit.   High risk exploration prospects are less favored than low risk exploitation.  We will, however, consider high risk-high reward exploration in connection with exploitation opportunities in a project that would reduce the overall project economic risk.  We will consider such projects on their individual merits, and we expect them to be a minor part of our overall portfolio.

We will be actively seeking quality new investment opportunities to sustain our growth, and we believe we will have access to many new projects.  The sources of these opportunities will vary but all will be evaluated with the same criteria of technical and economic factors.  With a focus on development rather than higher risk exploration projects, it is expected that projects will come from the many small producers who find themselves under-funded or over-extended and therefore vulnerable to price volatility.  The financial ability to respond quickly to opportunities will ensure a continuous stream of projects and will enable us to negotiate from a stronger position to enhance value.

With emphasis on acquisitions and development strategies, the types of projects in which we will be involved vary from increased production due to simple re-engineering of existing wellbores to step-out drilling, drilling horizontally, and extensions of known fields.  Recompletion of existing wellbores in new zones, development of deeper zones and detailing of structure and stratigraphic traps with three-dimensional seismic and utilization of new technologies will all be part of our anticipated program.  Our preferred type of projects are in-fills to existing production with nearly immediate cash flow and/or adjacent or on trend to existing production. We will prefer projects with moderate to low risk, unrecognized upside potential and geographic diversity.

Business Processes

We believe there are three principal business processes that we must follow to enable our operations to be profitable.  Each major business process offers the opportunity for a distinct partner or alliance as we grow. These processes are:

•	Investment Evaluation and Review;
•	Operations and Field Activities; and
•	Administrative and Finance Management.

Investment Evaluation and Review.  This process is the key ingredient to our success. Recognition of quality investment opportunities is the fuel that drives our engine.  Broadly, this process includes the following activities: prospect acquisition, regional and local geological and geophysical evaluations, data processing, economic analysis, lease acquisition and negotiations, permitting, and field supervision.  We expect these evaluation processes to be managed by our management.  Expert or specific technical support will be outsourced, as needed.  Only if a project is taken to development, and only then, will additional staff be hired.  New personnel will have very specific responsibilities.  We anticipate attractive investment opportunities to be presented from outside companies and from the large informal community of geoscientists and engineers. Building a network of advisors is key to the pipeline of high quality opportunities.

Operations and Field Activities.   This process will begin following management approval of an investment.  Well site supervision, construction, drilling, logging, product marketing and transportation are examples of some activities.  The present plan is that we will prefer not to be the operator; we will farm-out sufficient interests to third parties that will be responsible for these operating activities.  We will provide personnel to monitor these activities and associated costs.

Administrative and Finance Management.   This process will coordinate our initial structuring and capitalization, general operations and accounting, reporting, audit, banking and cash management, regulatory agencies reporting and interaction, timely and accurate payment of royalties, taxes, leases rentals, vendor accounts and performance management that includes budgeting and maintenance of financial controls, and interface with legal counsel and tax and other financial and business advisors.

Current Projects

We currently have interests in five oil and gas projects, the Marcelina Creek Field Development in Wilson County, Texas, the Coulter Field in Waller County, Texas, the Smokey Hills Prospect in McPherson County, Kansas, the Ring Energy Joint Venture in Southwest Kansas and the Hunton play in partnership with Husky Ventures in Central Oklahoma.

Marcelina Creek Field Development.

On July 6, 2010, TEI entered into a participation agreement with Bayshore Operating Corporation, LLC (“Bayshore”), which is currently the holder of an oil, gas and mineral lease covering approximately 1,045 acres in Wilson County, Texas, known as the Marcelina Creek Field Development.  The Participation Agreement provides for the drilling of four wells. Three of the obligation wells have been drilled.  The first three wells include a horizontal re-entry well known as the Johnson-1-H, a vertical well known as the Johnson #4, and a lateral well known as the Johnson #2-H.  These three wells are presently producing a total of approximately 150 BOPD.  The remaining well is to be a vertical development well at a location to be determined within the existing lease.

The Marcelina Creek Field Development is located over the Austin Chalk, Buda and Eagle Ford Formations, which formations are well known and established producers in central Texas.  Their production is controlled by vertical fracturing of the rock with high productivity in wells which encounter the greatest amount of fractures.  With the advent of horizontal drilling technology, numerous opportunities exist in areas and fields that were only drilled vertically.

Coulter Field

In January 2012, we entered into a farm-in agreement, titled the “Coulter Limited Partnership Agreement” (the “Coulter Agreement”), with La Sal Energy, LLC (“La Sal”).  La Sal owns a 100% working interest and a 75% net revenue interest in approximately 940 acres of oil, gas and mineral leases in Waller County, Texas, on which the well known as “John Coulter #1-R” is located. This well is adjacent to the Katy Field, located on its northwestern updip edge, which produces primarily from the Wilcox Sparks formation.

Pursuant to the Coulter Agreement, we acquired a 34% working interest and a 25.5% net revenue interest from La Sal’s interest in the John Coulter #1-R for the purchase price of $350,000, which was to be applied to 100% of the costs of a fracture stimulation treatment on the well.  Under the agreement, we had options to purchase additional working interests up to a total of 45%.  We exercised the first option and purchased an additional 6% for $50,000, bringing our working interest to 40% and our net revenue interest to 30%.  Our option to purchase an additional 5% working interest can be exercised by the payment of $50,000 within 30 days of first commercial production from the well.  If commercial production is established, the net revenue split will be 80% to us and 20% to La Sal until net revenue totals $437,500, after which the net revenue will be split according to the interests in the well.  Expenses above the initial $350,000 will be split according to the working interests in the well.  Our total investment in the project, including fracture stimulation, subsequent testing, purchase of additional interests and capitalized interest, amounted to $639,609 as of December 31, 2013.

The Coulter #1-R was a replacement well drilled by La Sal for the Coulter #1 which had mechanical problems caused by split casing.  In February 2012 the well was fracture stimulated.  The results were encouraging and the well appears to be capable of commercial gas production.  However, the well is still recovering fluid and has not yet been hooked up to a nearby pipeline for production.  The source of the fluid has not been conclusively determined.  It may be recovery of drilling and/or fracture stimulation fluid or may be entering the wellbore from one or more downhole formations or an adjacent wellbore in the field.  We are continuing to flow fluid from the well and the well is periodically shut–in for pressure build up tests.  We have cemented off the split casing in the Coulter #1 well and are conducting tests to determine productivity.   We have begun discussions with the gas gatherer in the area and are working on completing the gas contract and the well.  No activity has occurred in the fourth quarter as we continue to explore our options for this property.

Smokey Hills Prospect, McPherson County, Kansas

In April 2013, we entered into an agreement to acquire certain assets of Xtreme Oil & Gas, Inc. of Plano, Texas (“Xtreme”).  Included in that agreement were the Smokey Hills Prospect in McPherson County, Kansas, the Cimarron Area Hunton Project in Logan County, Oklahoma,  and an interest in a salt water disposal facility in Seminole, Oklahoma.  Total consideration for all the properties was $1.6 million.

The Smokey Hills acquisition included approximately 16,000 gross acres and a well, the Hoffman 1-H within the greater Lindsborg Field area.  Our working interest is nearly 18%.  Wells had been drilled vertically in the 1960’s to present at depths of less than 4,000 feet looking for production from Mississippian carbonated fractured reservoirs.  The Hoffman well was drilled laterally 4,200 feet and fracking had not been completed at the time of our acquisition of the project.  Core analysis and logs indicated good porosity at 14 to 22%. Following our acquisition, the well was hydraulically fractured, but the results were disappointing.  We presently are evaluating our next efforts to monetize the investment of nearly $940,000.  Allocated costs are high due to the large acreage position.

Since development did not continue due to the need for analysis after the Hoffman well experience, the acreage position declined from approximately 16,000 acres at acquisition to approximately 11,752 at December 31, 2013 .  We are planning to drill a ten well program in late Q2 or early Q3, 2014 to evaluate the possibility of producing the formation in a traditional vertical method.  Of the 800 wells of interest in the area, all were produced vertically and in economic quantities.

The results of the ten well program will drive the continuing development of the Smokey Hills acreage. Based on the economic success of the first ten wells and the geological analysis of the acreage, a drilling program will continue at an initial planned pace of four wells each month which will hold 640 additional acres per month. The leases are beyond their primary term and in their two year extension period. The leases are scheduled to expire over the period from third quarter, 2014 through third quarter, 2015. As continued drilling generates economic success we plan to increase the pace of drilling sufficient to develop 100% of the acreage  prior to expiration of any of the acreage undeveloped as of December 31, 2013.

The Ring Energy Joint Venture, Southwest Kansas

In October 2013, we entered into a Joint Venture agreement with Ring Energy.  The agreement called for us to provide for $6.2 million in drilling capital to, in effect, match Ring Energy’s expenditures for leasing.  In exchange for this commitment, we would receive a 50% interest in each well bore drilled and the acreage unit it held, until we had spent $6.2 million.  At such time, we would then receive a 50% Working Interest in the entire lease block consisting of 17,000 +/- acres.  We were to provide $3.1 million in advance of the program commencing, which would cover approximately 5 wells to be drilled and completed.  Once the initial five wells are completed, we and Ring would evaluate the program and the drilling activity and determine if another five wells are to be drilled.  Should we continue with the program, we would then deposit another $3.1 million with Ring for drilling and completion of the next five wells.

We have made the initial $3.1 million deposit and the first five well drilling program is currently underway.

Hunton Play, Central Oklahoma

The Xtreme transaction also included the acquisition of three Hunton wells, the Hancock, Robinson and Lenhart.  The Hancock and Robinson are producing wells but have small working interests of 1% and .25 of 1%, respectively.  The Lenhart well is a 62% working interest and was being prepared for a fracture stimulation when it was previously damaged, prior to our acquisition, by the service contractor.  The well bore at the Hunton level has an irretrievable pipe in the hole and cannot be used to produce from the Hunton.  Although Xtreme won the litigation against the contractor, he failed to pay for the replacement of the well bore, and Xtreme was responsible for costs primarily to Baker-Hughes for work done on the well.  We took responsibility for those charges and negotiated a settlement of approximately $600,000.

Subsequent to the above, we have identified a shallow sandstone that could potentially be productive.  As previously planned, we tested this formation, and although there were hydrocarbons present, they are not in sufficient quantities to be economic. Therefore, we have elected to plug and abandon this well bore.

During the second quarter of 2013, Torchlight entered into an agreement with Husky Ventures to participate in the drilling of wells to the Hunton Formation in central Oklahoma. We continue to expand this relationship with Husky Ventures on a monthly basis as we expand our lease acreage in the contracted Areas of Mutual Interest (AMI’s).

When Torchlight executed the agreement Husky had already drilled and completed 18 successful wells in the Hunton.  We estimated that Husky had spent, or caused to be spent,   125 million dollars in what we considered a Research and Development project.  The results of Husky’s initial program lead them to develop certain drilling and completions techniques of which we could participate in and take advantage of.

The terms in our agreement with Husky are that we pay our proportionate costs of leases and operating expenses based on our working interest.  However, for the drilling costs, the AFE, we carry Husky for  15% based on our working interest participation.  This is to compensate Husky for the initial program mentioned above and, additionally, the project coordination of the geological, leasing, legal and title opinions, survey and permitting, all drilling, frac design, completion and equipping, day to day operations, and accounting and filing all required monthly and annual reporting to all governmental agencies .

Torchlight believes this is an equitable agreement in that we have the benefit of the initial programs results while participating with a proven operator in areas that continue to provide us with outstanding results in a safe investment environment.

Specifically, we were able to negotiate a 15% working interest in approximately 3,700 acres in the Cimarron Area of Logan County in May 2013.   Leasing continued monthly which resulted in our acreage increasing to 5,061 by December 31, 2013. Within a week the Boeckman #1-H well was spud and was subsequently completed and fracture stimulated in July.  At present, the Boeckman well continues to produce at a rate of 85 barrels of oil per day and 450 thousand cubic feet of gas per day. We acquired a working interest in the Boeckman #1-H well and subsequently sold part of our ownership in the Boeckman well for $990,000. The purchaser executed a promissory note dated May 1, 2013 for the purchase. We have collected the balance in full as of the date of these financial statements. We agreed to a preferential payout to the purchaser equal to 50% of his acquired interest.  The agreement was amended in the first quarter of 2014 to include our agreement to advance funds under a note receivable from the purchaser to be repaid from the purchaser’s revenue preference subsequent to October, 2014.  Revenue payable to the investor based on revenue to December 31, 2013 has been accrued in the accompanying financial statements.

In the third quarter of 2013, we acquired from a third party for stock, a 15.3% working interest in 5011+/- acres in the Chisolm Trail AMI with Husky Ventures Inc. as the operator.  Leasing also continued monthly in this AMI increasing our acreage to 8,665 as of December 31, 2013.  This acquisition will allow us to participate in 60+ gross wells in the coming two years.  This acquisition along with the previous acreage position in the Cimarron Trail will give us 80+ drilling locations in the entire play.  It is our intention to continue to increase this position through advanced leasing and forced pooling.

At the end of November 2013, in addition to the producing Boeckman well, our operator Husky Ventures Inc. was actively drilling four wells in which we owned an interest.  Two of these wells, we financed by a third party, whereby they paid 100% of the costs and we retained a small ORRI and a small working interest.  The second two, we paid our AFE directly and we are participating in these wells based on our pro-rated working interest.

 In the fourth quarter of 2013 we entered into our 3rd Area of Mutual Interest (AMI) with Husky Ventures, the Viking Prospect.  This AMI covers four townships in size. We acquired a 25% interest in 3,945 acres in the Viking.    Leasing is continuing monthly so that we had an interest in 4,326 acres as of December 31, 2013. Husky   recently spud the first two wells in the AMI.

 In January of 2014, we again elected to continue to expand in the Hunton Play with Husky Ventures.  We again contracted for a 25% Working Interest in an AMI consisting of eight townships in South Central Oklahoma.  There is an active leasing program in this AMI as well with over 5,000 acres under lease.  We expect to spud our first well in this AMI by July of 2014.  Lastly, in February of 2014, we picked up a 10% Working Interest in a well in the Prairie Grove AMI that is currently drilling.  We picked up this interest from a non-consenting third party who elected not to participate in the well.  Currently, we are actively producing, drilling, fracking, or flowing back in twenty-two wells across all of our AMI’s with Husky Ventures.

Salt Water Disposal Facility

As part of the Xtreme transaction we also acquired a 22.5% net royalty on a salt water disposal facility in Seminole, Oklahoma.  No value was placed on the facility due to operational uncertainty.  The facility which was newly commissioned in January 2013 is a state of the art disposal facility which can handle 20,000 barrels of produced and injected fluids per day.  Oil and gas wells produce large quantities of saltwater that must be trucked and disposed of at a cost to the producer.  During the second quarter, the facility averaged only approximately 2,000 barrels of fluids per day. But with increasing activity in the area, we anticipate that volume increasing in the future.  With only a royalty, we have no working interest and are therefore not responsible for any operating expenses.  We do however have the right to a working interest of 37.5% when the original investors in the facility receive a payout of their investment.

Project Prospects

We have an ongoing process to identify specific projects that we will consider investing in, pending our ability to obtain adequate funding.  We have not yet conducted thorough due diligence on any project prospect, nor had we made any significant commitments on any new projects as of December 31, 2013, beyond the continued involvement and expansion of our current projects with our partners.  There is no assurance we will choose to invest in any of these projects, if and when adequate funding becomes available.

Industry and Business Environment

Our industry and its business environment have been altered during the last decade and in particular since Torchlight was founded in early 2010.  Population in the US has increased by nearly 40 million people in the last decade.  Yet our demand for crude oil has remained relatively constant at slightly less than 20 million barrels per day. When Torchlight was founded in 2010 over one-half of US crude oil daily requirements were imported; with a significant amount from non-North American sources.  The industry was also just beginning to see production from shale resource plays make an impact and a “land rush” to acquire mineral leases was exploding.  The “Shale Gale”, as some in the industry call it was just starting to gain momentum.  In particular resource plays in the Bakken formation of North Dakota, the Eagle Ford formation in Texas and the Marcelius of the Eastern U.S. drew industry attention.  Acreage costs skyrocketed and huge deals such as the Marathon Oil-Hillcorp acquisition made headlines.

Since then, the industry has steadily increased the number of wells drilled and improved completion techniques, increasing production, and lowered capital requirements.  The Bakken formation and the Eagle Ford formation now each produce 1 million barrels of oil per day to add to our domestic supply.  With additional secure domestic supply this has allowed the US to significantly reduce its reliance on non-North American crude sources, namely the Middle East.

Industry sources that look at long term planning forecast that the “Shale Gale” could provide secure domestic supplies well into the mid 21st century and further reduce our need to import non-North American crude. Added to this is the Keystone Pipeline Project from Canada which is under construction in several states.  It will bring crude oil extracted from tar sands in Alberta Province to US refineries.  Federal approval is needed however to make the international link between the US and Canada. This flood of activity in the resource plays provides opportunities to Torchlight.  The conventional plays, or exploitation plays such as our Hunton projects are avoided by the resource players creating a vacuum into which we can selectively locate and exploit at reasonable costs.  Projects in plays where production has previously been proven, infrastucture exists and entry costs are modest will provide Torchlight a platform for additional growth in the future.  Our projects in the Hunton in Oklahoma, the Mississippian formations in Kansas, and the Marcelina Creek block in Texas are examples of such opportunities. Additional opportunities come as leases that had not been drilled come available.  With the land rush by companies to acquire lease several years ago not all could be drilled and converted to production, they will create an inventory of leases from which to select. As for natural gas, Torchlight’s focus has been on liquids-rich projects but should the opportunity present itself for a gas project it will be considered.  Natural gas resource plays such as the Marcelius in the Eastern US provide huge resource potential in the densely populated area.  Gas prices parallel weather and with the cold winter of 2013 and the subsequent very cold weather of early 2014 gas prices have escalated to unprecedented amounts. Longer-term gas production will be increasing as the resource plays are drilled.  There is now the opportunity for the industry to develop an export strategy for the gas which would receive a short-term spike in prices since world gas prices are more than  50 percent greater than domestic gas prices.  However we believe that in the longer term prices will stabilize much as they are now with spikes in prices based on weather. In summary, we believe that demand in the US will show only slight growth as more efficient auto engines and alternative fuels offset population growth.  Prices for crude oil will be reasonably stable but subject to external international incidents.  Increased gas markets, such as exports may create opportunites for small gas projects in which Torchlight could participate.  As the larger plays keep their focus on the resource plays the opportunities in conventional plays will remain, providing Torchlight with a pipeline of projects to evaluate.  Lastly should the opportunity to expand into the resource plays we will have the benefit, without the cost, of the experience the industry has gained in the last years.

Competition

The oil and natural gas industry is intensely competitive, and we will compete with numerous other companies engaged in the exploration and production of oil and gas.  Some of these companies have substantially greater resources than we have.  Not only do they explore for and produce oil and natural gas, but also many carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis.  The operations of other companies may be able to pay more for exploratory prospects and productive oil and natural gas properties.  They may also have more resources to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit.

Our larger or integrated competitors may have the resources to be better able to absorb the burden of current and future federal, state, and local laws and regulations more easily than we can, which would adversely affect our competitive position.  Our ability to locate reserves and acquire interests in properties in the future will be dependent upon our ability and resources to evaluate and select suitable properties and consummate transactions in this highly competitive environment.  In addition, we may be at a disadvantage in producing oil and natural gas properties and bidding for exploratory prospects because we have fewer financial and human resources than other companies in our industry.  Should a larger and better financed company decide to directly compete with us, and be successful in its efforts, our business could be adversely affected.

Marketing and Customers

The market for oil and natural gas that we will produce depends on factors beyond our control, including the extent of domestic production and imports of oil and natural gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and natural gas, the marketing of competitive fuels and the effects of state and federal regulation.  The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

Our oil production is expected to be sold at prices tied to the spot oil markets.  Our natural gas production is expected to be sold under short-term contracts and priced based on first of the month index prices or on daily spot market prices.  We will rely on our operating partners to market and sell our production.

Governmental Regulation and Environmental Matters

Our operations are subject to various rules, regulations and limitations impacting the oil and natural gas exploration and production industry as a whole.

Regulation of Oil and Natural Gas Production

Our oil and natural gas exploration, production and related operations, when developed, will be subject to extensive rules and regulations promulgated by federal, state, tribal and local authorities and agencies.  Certain states may also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells.  Failure to comply with any such rules and regulations can result in substantial penalties.  The regulatory burden on the oil and gas industry will most likely increase our cost of doing business and may affect our profitability.  Although we believe we are currently in substantial compliance with all applicable laws and regulations, because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws.  Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on our financial condition and results of operations.

Environmental Matters

Our operations and properties are and will be subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health.  The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue.  These laws and regulations may:

•	require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities;
•	limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and
•	impose substantial liabilities for pollution resulting from operations;
•	restrict certain areas from fracking and other stimulation techniques

The permits required for our operations may be subject to revocation, modification and renewal by issuing authorities.  Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both.  In the opinion of management, we are and will be in substantial compliance with current applicable environmental laws and regulations, and have no material commitments for capital expenditures to comply with existing environmental requirements.  Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on our company, as well as the oil and natural gas industry in general.

The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”) and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of “hazardous substances” found at such sites.  It is not uncommon for the neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.  The Federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes govern the disposal of “solid waste” and “hazardous waste” and authorize the imposition of substantial fines and penalties for noncompliance.  Although CERCLA currently excludes petroleum from its definition of “hazardous substance,” state laws affecting our operations may impose clean-up liability relating to petroleum and petroleum related products.  In addition, although RCRA classifies certain oil field wastes as “non-hazardous,” such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

The Endangered Species Act (“ESA”) seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, nor destroy or modify the critical habitat of such species.  Under ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat.  ESA provides for criminal penalties for willful violations of the Act.  Other statutes that provide protection to animal and plant species and that may apply to our operations include, but are not necessarily limited to, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act.  Although we believe that our operations will be in substantial compliance with such statutes, any change in these statutes or any reclassification of a species as endangered could subject our company to significant expenses to modify our operations or could force our company to discontinue certain operations altogether.

Climate Change

Significant studies and research have been devoted to climate change and global warming, and climate change has developed into a major political issue in the United States and globally.  Certain research suggests that greenhouse gas emissions contribute to climate change and pose a threat to the environment.  Recent scientific research and political debate has focused in part on carbon dioxide and methane incidental to oil and natural gas exploration and production.  Many states and the federal government have enacted legislation directed at controlling greenhouse gas emissions, and future legislation and regulation could impose additional restrictions or requirements in connection with our drilling and production activities and favor use of alternative energy sources, which could affect operating costs and demand for oil products.  As such, our business could be materially adversely affected by domestic and international legislation targeted at controlling climate change.

Employees

We currently have six full time employees and no part time employees.  We anticipate adding additional employees, when adequate funds are available, and using independent contractors, consultants, attorneys and accountants as necessary, to complement services rendered by our employees.  We presently have independent technical professionals under consulting agreements who are available to us on an as needed basis.

Research and Development

We did not spend any funds on research and development activities during years ended December 31, 2013 and 2012.

ITEM 1A.  RISK FACTORS

An investment in us involves a high degree of risk and is suitable only for prospective investors with substantial financial means who have no need for liquidity and can afford the entire loss of their investment in us.  Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this report.

Risks Related to the Company and the Industry

We have a limited operating history, and may not be successful in developing profitable business operations.

We have a limited operating history.  Our business operations must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries.  As of the date of this report, we have generated limited revenues and have limited assets.  We have an insufficient history at this time on which to base an assumption that our business operations will prove to be successful in the long-term.  Our future operating results will depend on many factors, including:

•	our ability to raise adequate working capital;
•	the success of our development and exploration;
•	the demand for natural gas and oil;
•	the level of our competition;
•	our ability to attract and maintain key management and employees; and
•
our ability to efficiently explore, develop, produce or acquire sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations in the future, we must, alone or with others, successfully manage the factors stated above, as well as continue to develop ways to enhance our production efforts, when commenced.  Despite our best efforts, we may not be successful in our exploration or development efforts, or obtain required regulatory approvals.  There is a possibility that some, or all, of the wells in which we obtain interests may never produce oil or natural gas.

We have limited capital and will need to raise additional capital in the future.

We do not currently have sufficient capital to fund both our continuing operations and our planned growth.  We will require additional capital to continue to grow our business via acquisitions and to further expand our exploration and development programs.  We may be unable to obtain additional capital when required.  Future acquisitions and future exploration, development, production and marketing activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of additional capital and cash flow.

We may pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means.  We may not be successful in identifying suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means.  If we do not succeed in raising additional capital, our resources may not be sufficient to fund our planned operations.

Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets (both generally and in the oil and gas industry in particular), our limited operating history, the location of our oil and natural gas properties and prices of oil and natural gas on the commodities markets (which will impact the amount of asset-based financing available to us, if any) and the departure of key employees.  Further, if oil or natural gas prices on the commodities markets decline, our future revenues, if any, will likely decrease and such decreased revenues may increase our requirements for capital.  If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we may be required to cease our operations, divest our assets at unattractive prices or obtain financing on unattractive terms.

Any additional capital raised through the sale of equity may dilute the ownership percentage of our stockholders.  Raising any such capital could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity.  The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.  We may also be required to recognize non-cash expenses in connection with certain securities we may issue, which may adversely impact our financial condition.

We have not yet achieved profitable operations, have significant accumulated losses since our inception, and expect to incur further losses in the development of our business

At December 31, 2013, we had not yet achieved profitable operations, had accumulated losses of $15,840,959 since our inception, and expect to incur further losses in the development of our business.  Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management's plan to address our ability to continue as a going concern includes: (1) obtaining debt or equity funding from private placement or institutional sources; (2) obtaining loans from financial institutions, where possible, or (3) participating in joint venture transactions with third parties. Although management believes that it will be able to obtain the necessary funding to allow us to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As a non-operator, our development of successful operations relies extensively on third-parties who, if not successful, could have a material adverse effect on our results of operation.

We expect to primarily participate in wells operated by third-parties.   As a result, we will not control the timing of the development, exploitation, production and exploration activities relating to leasehold interests we acquire.  We do, however, have certain rights as granted in our Joint Operating Agreements that allow us a certain degree of freedom such as, but not limited to, the ability to propose the drilling of wells.    If our drilling partners are not successful in such activities relating to our leasehold interests, or are unable or unwilling to perform, our financial condition and results of operation could have an adverse material effect.

Further, financial risks are inherent in any operation where the cost of drilling, equipping, completing and operating wells is shared by more than one person.  We could be held liable for the joint activity obligations of the operator or other working interest owners such as nonpayment of costs and liabilities arising from the actions of the working interest owners.  In the event the operator or other working interest owners do not pay their share of such costs, we would likely have to pay those costs.  In such situations, if we were unable to pay those costs, there could be a material adverse effect to our financial position.

Because of the speculative nature of oil and gas exploration, there is risk that we will not find commercially exploitable oil and gas and that our business will fail.

The search for commercial quantities of oil and natural gas as a business is extremely risky. We cannot provide investors with any assurance that any properties in which we obtain a mineral interest will contain commercially exploitable quantities of oil and/or gas.  The exploration expenditures to be made by us may not result in the discovery of commercial quantities of oil and/or gas.  Problems such as unusual or unexpected formations or pressures, premature declines of reservoirs, invasion of water into producing formations and other conditions involved in oil and gas exploration often result in unsuccessful exploration efforts. If we are unable to find commercially exploitable quantities of oil and gas, and/or we are unable to commercially extract such quantities, we may be forced to abandon or curtail our business plan, and as a result, any investment in us may become worthless.

Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to successfully acquire oil and gas interests, to build our reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will depend on developing and maintaining close working relationships with industry participants and our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.  These realities are subject to change and our inability to maintain close working relationships with industry participants or continue to acquire suitable property may impair our ability to execute our business plan.

To continue to develop our business, we will endeavor to use the business relationships of our management to enter into strategic relationships, which may take the form of joint ventures with other private parties and contractual arrangements with other oil and gas companies, including those that supply equipment and other resources that we will use in our business.  We may not be able to establish these strategic relationships, or if established, we may not be able to maintain them.  In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to in order to fulfill our obligations to these partners or maintain our relationships.  If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

The price of oil and natural gas has historically been volatile.  If it were to decrease substantially, our projections, budgets and revenues would be adversely affected, potentially forcing us to make changes in our operations.

Our future financial condition, results of operations and the carrying value of any oil and natural gas interests we acquire will depend primarily upon the prices paid for oil and natural gas production. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions. Our cash flows from operations are highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of our cash flows available for capital expenditures and our ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

•	the level of consumer demand for oil and natural gas;
•	the domestic and foreign supply of oil and natural gas;
•	the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to agree to and maintain oil price and production controls;
•	the price of foreign oil and natural gas;
•	domestic governmental regulations and taxes;
•	the price and availability of alternative fuel sources;
•	weather conditions;
•	market uncertainty due to political conditions in oil and natural gas producing regions, including the Middle East; and
•	worldwide economic conditions.

These factors as well as the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices affect our revenues, and could reduce the amount of oil and natural gas that we can produce economically.  Accordingly, such declines could have a material adverse effect on our financial condition, results of operations, oil and natural gas reserves and the carrying values of our oil and natural gas properties. If the oil and natural gas industry experiences significant price declines, we may be unable to make planned expenditures, among other things. If this were to happen, we may be forced to abandon or curtail our business operations, which would cause the value of an investment in us to decline in value, or become worthless.

Because of the inherent dangers involved in oil and gas operations, there is a risk that we may incur liability or damages as we conduct our business operations, which could force us to expend a substantial amount of money in connection with litigation and/or a settlement.

The oil and natural gas business involves a variety of operating hazards and risks such as well blowouts, pipe failures, casing collapse, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, spills, pollution, releases of toxic gas and other environmental hazards and risks. These hazards and risks could result in substantial losses to us from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. In addition, we may be liable for environmental damages caused by previous owners of property purchased and leased by us. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of our properties and/or force us to expend substantial monies in connection with litigation or settlements. We currently have no insurance to cover such losses and liabilities, and even if insurance is obtained, there can be no assurance that it will be adequate to cover any losses or liabilities. We cannot predict the availability of insurance or the availability of insurance at premium levels that justify our purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and operations. We may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations, which could lead to any investment in us becoming worthless.

The market for oil and gas is intensely competitive, and competition pressures could force us to abandon or curtail our business plan.

The market for oil and gas exploration services is highly competitive, and we only expect competition to intensify in the future. Numerous well-established companies are focusing significant resources on exploration and are currently competing with us for oil and gas opportunities.  Other oil and gas companies may seek to acquire oil and gas leases and properties that we have targeted.  Additionally, other companies engaged in our line of business may compete with us from time to time in obtaining capital from investors.  Competitors include larger companies which, in particular, may have access to greater resources, may be more successful in the recruitment and retention of qualified employees and may conduct their own refining and petroleum marketing operations, which may give them a competitive advantage.  Actual or potential competitors may be strengthened through the acquisition of additional assets and interests.  Additionally, there are numerous companies focusing their resources on creating fuels and/or materials which serve the same purpose as oil and gas, but are manufactured from renewable resources.

As a result, there can be no assurance that we will be able to compete successfully or that competitive pressures will not adversely affect our business, results of operations and financial condition. If we are not able to successfully compete in the marketplace, we could be forced to curtail or even abandon our current business plan, which could cause any investment in us to become worthless.

We may not be able to successfully manage our growth, which could lead to our inability to implement our business plan.

Our growth is expected to place a significant strain on our managerial, operational and financial resources, especially considering that we currently only have a small number of executive officers, employees and advisors. Further, as we enter into additional contracts, we will be required to manage multiple relationships with various consultants, businesses and other third parties. These requirements will be exacerbated in the event of our further growth or in the event that the number of our drilling and/or extraction operations increases. There can be no assurance that our systems, procedures and/or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to successfully implement our business plan. If we are unable to manage our growth effectively, our business, results of operations and financial condition will be adversely affected, which could lead to us being forced to abandon or curtail our business plan and operations.

Our operations are heavily dependent on current environmental regulation, changes in which we cannot predict.

Oil and natural gas activities that we will engage in, including production, processing, handling and disposal of hazardous materials, such as hydrocarbons and naturally occurring radioactive materials (if any), are subject to stringent regulation. We could incur significant costs, including cleanup costs resulting from a release of hazardous material, third-party claims for property damage and personal injuries fines and sanctions, as a result of any violations or liabilities under environmental or other laws. Changes in or more stringent enforcement of environmental laws could force us to expend additional operating costs and capital expenditures to stay in compliance.

Various federal, state and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, directly impact oil and gas exploration, development and production operations, and consequently may impact our operations and costs. These regulations include, among others, (i) regulations by the Environmental Protection Agency and various state agencies regarding approved methods of disposal for certain hazardous and non-hazardous wastes; (ii) the Comprehensive Environmental Response, Compensation, and Liability Act, Federal Resource Conservation and Recovery Act and analogous state laws which regulate the removal or remediation of previously disposed wastes (including wastes disposed of or released by prior owners or operators), property contamination (including groundwater contamination), and remedial plugging operations to prevent future contamination; (iii) the Clean Air Act and comparable state and local requirements which may result in the gradual imposition of certain pollution control requirements with respect to air emissions from our operations; (iv) the Oil Pollution Act of 1990 which contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States; (v) the Resource Conservation and Recovery Act which is the principal federal statute governing the treatment, storage and disposal of hazardous wastes; and (vi) state regulations and statutes governing the handling, treatment, storage and disposal of naturally occurring radioactive material.

Management believes that we will be in substantial compliance with applicable environmental laws and regulations. To date, we have not expended any amounts to comply with such regulations, and management does not currently anticipate that future compliance will have a materially adverse effect on our consolidated financial position, results of operations or cash flows. However, if we are deemed to not be in compliance with applicable environmental laws, we could be forced to expend substantial amounts to be in compliance, which would have a materially adverse effect on our financial condition. If this were to happen, any investment in us could be lost.

Our estimates of the volume of reserves could have flaws, or such reserves could turn out not to be commercially extractable. As a result, our future revenues and projections could be incorrect.

Estimates of reserves and of future net revenues prepared by different petroleum engineers may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. Our actual amounts of production, revenue, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves may vary substantially from the estimates.  Oil and gas reserve estimates are necessarily inexact and involve matters of subjective engineering judgment. In addition, any estimates of our future net revenues and the present value thereof are based on assumptions derived in part from historical price and cost information, which may not reflect current and future values, and/or other assumptions made by us that only represent our best estimates. If these estimates of quantities, prices and costs prove inaccurate, we may be unsuccessful in expanding our oil and gas reserves base with our acquisitions. Additionally, if declines in and instability of oil and gas prices occur, then write downs in the capitalized costs associated with any oil and gas assets we obtain may be required. Because of the nature of the estimates of our reserves and estimates in general, we can provide no assurance that reductions to our estimated proved oil and gas reserves and estimated future net revenues will not be required in the future, and/or that our estimated reserves will be present and/or commercially extractable. If our reserve estimates are incorrect, the value of our common stock could decrease and we may be forced to write down the capitalized costs of our oil and gas properties.

Decommissioning costs are unknown and may be substantial.  Unplanned costs could divert resources from other projects.

We may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which we use for production of oil and natural gas reserves.  Abandonment and reclamation of these facilities and the costs associated therewith is often referred to as “decommissioning.”  We accrue a liability for decommissioning costs associated with our wells, but have not established any cash reserve account for these potential costs in respect of any of our properties.  If decommissioning is required before economic depletion of our properties or if our estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, we may have to draw on funds from other sources to satisfy such costs.  The use of other funds to satisfy such decommissioning costs could impair our ability to focus capital investment in other areas of our business.

We may have difficulty distributing production, which could harm our financial condition.

In order to sell the oil and natural gas that we are able to produce, if any, the operators of the wells we obtain interests in may have to make arrangements for storage and distribution to the market.  We will rely on local infrastructure and the availability of transportation for storage and shipment of our products, but infrastructure development and storage and transportation facilities may be insufficient for our needs at commercially acceptable terms in the localities in which we operate.  This situation could be particularly problematic to the extent that our operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping and/or pipeline facilities.  These factors may affect our and potential partners’ ability to explore and develop properties and to store and transport oil and natural gas production, increasing our expenses.

Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we will operate, or labor disputes may impair the distribution of oil and/or natural gas and in turn diminish our financial condition or ability to maintain our operations.

Our business will suffer if we cannot obtain or maintain necessary licenses.

Our operations will require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities.  Our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments, among other factors.  Our inability to obtain, or our loss of or denial of extension of, any of these licenses or permits could hamper our ability to produce revenues from our operations.

Challenges to our properties may impact our financial condition.

Title to oil and gas interests is often not capable of conclusive determination without incurring substantial expense.  While we intend to make appropriate inquiries into the title of properties and other development rights we acquire, title defects may exist.  In addition, we may be unable to obtain adequate insurance for title defects, on a commercially reasonable basis or at all.  If title defects do exist, it is possible that we may lose all or a portion of our right, title and interests in and to the properties to which the title defects relate.  If our property rights are reduced, our ability to conduct our exploration, development and production activities may be impaired.  To mitigate title problems, common industry practice is to obtain a title opinion from a qualified oil and gas attorney prior to the drilling operations of a well.

We rely on technology to conduct our business, and our technology could become ineffective or obsolete.

We rely on technology, including geographic and seismic analysis techniques and economic models, to develop our reserve estimates and to guide our exploration, development and production activities.  We and our operator partners will be required to continually enhance and update our technology to maintain its efficacy and to avoid obsolescence.  The costs of doing so may be substantial and may be higher than the costs that we anticipate for technology maintenance and development.  If we are unable to maintain the efficacy of our technology, our ability to manage our business and to compete may be impaired.  Further, even if we are able to maintain technical effectiveness, our technology may not be the most efficient means of reaching our objectives, in which case we may incur higher operating costs than we would were our technology more efficient.

The loss of key personnel would directly affect our efficiency and profitability.

Our future success is dependent, in a large part, on retaining the services of our current management team.  Our executive officers possess a unique and comprehensive knowledge of our industry and related matters that are vital to our success within the industry.  The knowledge, leadership and technical expertise of these individuals would be difficult to replace.  The loss of one or more of our officers could have a material adverse effect on our operating and financial performance, including our ability to develop and execute our long term business strategy.  We do not maintain key-man life insurance with respect to any employees.  We do have employment agreements with each of our executive officers.  There can be no assurance, however, that any of our officers will continue to be employed by us.

Our officers and directors control a significant percentage of our current outstanding common stock and their interests may conflict with those of our stockholders.

As of the date of this report our executive officers and directors collectively and beneficially own approximately 38% of our outstanding common stock.  This concentration of voting control gives these affiliates substantial influence over any matters which require a stockholder vote, including without limitation the election of directors and approval of merger and/or acquisition transactions, even if their interests may conflict with those of other stockholders.  It could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us.  This could have a material adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the then prevailing market prices for their shares of common stock.

In the future, we may incur significant increased costs as a result of operating as a public company, and our management may be required to devote substantial time to new compliance initiatives.

In the future, we may incur significant legal, accounting and other expenses as a result of operating as a public company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as new rules subsequently implemented by the SEC, have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we are required to perform system and process evaluation and testing on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Certain Factors Related to Our Common Stock

There presently is a limited market for our common stock, and the price of our common stock may be volatile.

Our common stock is currently quoted on The NASDAQ Stock Market LLC.  Our shares, however, are very thinly traded, and we have a very limited trading history.  There could be volatility in the volume and market price of our common stock moving forward.  This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of “bid” and “ask” quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, factors relating to the oil and gas industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Our stockholders could sell substantial amounts of common stock in the public market, including shares sold upon the filing of a registration statement that registers such shares and/or upon the expiration of any statutory holding period under Rule 144 of the Securities Act of 1933 (the “Securities Act”), if available, or upon trading limitation periods.  Such volume could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to secure additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our directors and officers have rights to indemnification.

Our Bylaws provide, as permitted by governing Nevada law, that we will indemnify our directors, officers and employees whether or not then in service as such, against all reasonable expenses actually and necessarily incurred by him or her in connection with the defense of any litigation to which the individual may have been made a party because he or she is or was a director, officer or employee of the company.  The inclusion of these provisions in the Bylaws may have the effect of reducing the likelihood of derivative litigation against directors and officers, and may discourage or deter stockholders or management from bringing a lawsuit against directors and officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

We do not anticipate paying any cash dividends.

We do not anticipate paying cash dividends on our common stock for the foreseeable future.  The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition.  The payment of any dividends will be within the discretion of our Board of Directors.  We presently intend to retain all earnings, if any, to implement our business strategy; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

ITEM 1B.  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2.  PROPERTIES

Our principal executive offices are located at 5700 W. Plano Parkway, Suite 3600, Plano, Texas 75093. We currently lease this office space which totals approximately 3,181 square feet.  We believe that the condition and size of our offices are adequate for our current needs.

Investment in oil and gas properties for 2013 is detailed as follows:

	2013	2012
Property acquisition costs	$6,274,154	$529,184
Development costs	3,885,730	323,955
Exploratory costs	$-0-	$-0-

Oil and Natural Gas Reserves

Reserve Estimates

SEC Case. The following tables sets forth, as of December 31, 2013, our estimated net proved oil and natural gas reserves, the estimated present value (discounted at an annual rate of 10%) of estimated future net revenues before future income taxes (PV-10) and after future income taxes (Standardized Measure) of our proved reserves and our estimated net probable oil and natural gas reserves, each prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with assumptions prescribed by the Securities and Exchange Commission (“SEC”).  All of our reserves are located in the United States.

The PV-10 value is a widely used measure of value of oil and natural gas assets and represents a pre-tax present value of estimated cash flows discounted at ten percent. PV-10 is considered a non-GAAP financial measure as defined by the SEC. We believe that our PV-10 presentation is relevant and useful to our investors because it presents the estimated discounted future net cash flows attributable to our proved reserves before taking into account the related future income taxes, as such taxes may differ among various companies.  We believe investors and creditors use PV-10 as a basis for comparison of the relative size and value of our proved reserves to the reserve estimates of other companies. PV-10 is not a measure of financial or operating performance under GAAP and neither it nor the Standardized Measure is intended to represent the current market value of our estimated oil and natural gas reserves. PV-10 should not be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP.

Our PV-10 at December 31, 2013 and 2012 is materially reconciled to our Standardized Measure of discounted cash flows at those dates by reducing the PV-10 by the discounted future income taxes associated with such reserves. The discounted future income taxes at December 31, 2013 and 2012, respectively, were $7,093,985 and $499,433.

The estimates of our proved reserves and the PV-10 set forth herein reflect estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs under existing economic conditions at December 31, 2013. For purposes of determining prices, we used the average of prices received for each month within the 12-month period ended December 31, 2013, adjusted for quality and location differences, which was $97.08 per barrel of oil and $5.85 per MCF of gas.  This average historical price is not a prediction of future prices. The amounts shown do not give effect to non-property related expenses, such as corporate general administrative expenses and debt service, future income taxes or to depreciation, depletion and amortization.

	December 31, 2013			December 31, 2013
	Reserves			Future Net Revenue (M$)
					Present Value Discounted at
Category	Oil (Bbls)	Gas (Mcf)	Total (BOE)	Total	at 10%

Proved Developed Producing	113,092	313,251	165,301	$8,861	$6,117
Proved Undeveloped	930,069	2,826,344	1,401,126	$44,699	$20,408
Total Proved	1,043,161	3,139,595	1,566,427	$53,560	$26,525

Standardized Measure of Future Net Cash Flows Related to Proved Oil and Gas Properties					$19,691

Probable Undeveloped	657,800	0	657,800	$33,571	$16,253

BOE equivalents are determined by combining barrels of oil with MCF of gas divided by six.

	December 31, 2012			December 31, 2012
	Reserves			Future Net Revenue (M$)
					Present Worth
Category	Oil (Bbls)	Gas (Mcf)	Total (BOE)	Total	at 10%

Proved Developed Producing	24,800	0	24,800	$1,397	$1,169
Proved Undeveloped	392,700	0	392,700	$8,538	$2,131
Total Proved	417,500	0	417,500	9,935	3,300

Standardized Measure of Future Net Cash Flows Related to Proved Oil and Gas Properties					$2,909
Probable Undeveloped	937,100	0	937,100	$30,986	$12,237

For the year ended December 31, 2012 all of the Company’s Oil and Gas properties were located in the Marcelina Project in Texas which produces no gas.

The increase of 1008.4 BOE (979.8 for our Hunton Project and 28.6 for our Marcelina Project) in proved undeveloped reserves comes from the third party engineering studies of the Cimarron and Chisholm Trail AMI's in Oklahoma which were acquired by the Company in 2013 and engineering for our Marcekina Project .  The increase consists of an increase of 537,369 barrels of oil plus an additional 471,057 BOE from conversion of natural gas reserves using MCFD/6.

Standardized Measure of Oil & Gas Quantities - Volume Rollforward
Year Ended December 31, 2013 and 2012

The following table sets forth the Company’s net proved reserves, including the changes therein, and proved developed reserves:

	2013		2012
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
TOTAL PROVED RESERVES:
Beginning of period	417,549	-	-	-
Acquisition	572,461	3,139,595	-	-
Extensions and discoveries	101,198	-	428,204	-
Revisions of previous estimates	(34,743)	3,539	-	-
Production	(13,286)	(3,540)	(10,655)	-
End of period	1,043,179	3,139,594	417,549	-

PROVED DEVELOPED RESERVES
Proved developed producing	64,858	108,001	24,804	-
Proved developed nonproducing	48,234	205,250	-	-
Total	113,092	313,251	24,804	-

Total PUD	930,087	2,826,343	392,745	-

The preceding table shows significant increases in both the Acquisition and Extension & Discoveries categories for 2013 as compared to 2012.

  The 2013 Extension and Discoveries is impacted by drilling of the Johnson #2 well in the Buda formation, which resulted in the addition of two new proved undeveloped locations.  Additionally, four new proved undeveloped locations offset to the Johnson #1 in the Austin Chalk formation were added.  The Buda locations account for a 45,600 BO increase in proved reserves, and the Austin Chalk locations account for 55,600 BO in additional proved reserves.  All locations assigned are within one offsetting location away from the nearest proved producing well in the same formation.

The 2013 Revisions of Previous Estimates are composed of revisions to the proved producing and proved undeveloped reserves. The negative 37,400 BO total revision is comprised of a positive 12,700 BO adjustment due primarily to improved performance from the Johnson 1 and Johnson 4 wells, and a negative 50,100 BO adjustment for two proved undeveloped locations in the Eagle Ford formation.  Performance of offset producing Eagle Ford wells is analyzed to estimate proved undeveloped reserves on the Company's lease, and the 2013 analysis of the offset wells resulted in a reduction of their estimated ultimate recoveries compared to 2012 estimates.

The 2013 Acquisition increase is all related to the working interest acquired in The Cimarron and the Chisholm Trail AMI's with Husky Ventures in Oklahoma during 2013 .

The increase in 2012 Extensions and discoveries are the result of completing our Johnson #4 well.

Standardized Measure of Oil & Gas Quantities
Year Ended December 31, 2013 & 2012

The standardized measure of discounted future net cash flows relating
to proved oil and natural gas reserves is as follows :	2013	2012

Future cash inflows	$119,629,906	$41,103,000
Future production costs	(31,656,853)	(12,413,000)
Future development costs	(34,152,898)	(18,755,000)
Future income tax expense	(11,264,101)	(1,012,000)
Future net cash flows	42,556,054	8,923,000
10% annual discount for estimated
timing of cash flows	(22,865,456)	(6,014,000)
Standardized measure of discounted future
net cash flows related to proved reserves	$19,690,598	$2,909,000

A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and natural gas reserves is as follows :

Balance, beginning of year	$2,909,000	$-
Sales and transfers of oil and gas produced during the period	(905,125)	-
Net change in sales and transfer prices and in production (lifting) costs related to future production	1,136,290	-
Net change due to purchases of minerals in place	30,474,988	-
Net change due to extensions and discoveries	6,438,611	-
Changes in estimated future development costs	(17,355,723)	-
Previously estimated development costs incurred during the period	3,181,356	-
Net change due to revisions in quantity estimates	(4,573,917)	-
Other	3,132,303	-
Accretion of discount	329,960	-
Net change in income taxes	(5,077,145)	-
Balance, end of year	$19,690,598	$-

Due to the inherent uncertainties and the limited nature of reservoir data, both proved and probable reserves are subject to change as additional information becomes available. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the SEC, and are inherently imprecise. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

In estimating probable reserves, it should be noted that those reserve estimates inherently involve greater risk and uncertainty than estimates of proved reserves. While analysis of geoscience and engineering data provides reasonable certainty that proved reserves can be economically producible from known formations under existing conditions and within a reasonable time, probable reserves involve less certainty than reserves with a higher classification due to less data to support their ultimate recovery. Probable reserves have not been discounted for the additional risk associated with future recovery.  Prospective investors should be aware that as the categories of reserves decrease with certainty, the risk of recovering reserves at the PV-10 calculation increases.  The reserves and net present worth discounted at 10% relating to the different categories of proved and probable have not been adjusted for risk due to their uncertainty of recovery and thus are not comparable and should not be summed into total amounts.

Reserve Estimation Process, Controls and Technologies

The reserve estimates, including PV-10 estimates, set forth above were prepared by Netherland, Sewell & Associates, Inc. and Wright & Company, Inc.  A copy of their full reports with regard to our reserves is attached as Exhibit 99.1 to this annual report on Form 10-K.  These calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with SEC financial accounting and reporting standards.

Our Chief Executive Officer is an experienced and qualified geoscience professional with a degree in geophysical science, but we do not have any employees with specific reservoir engineering qualifications in the company.  Our Chief Executive Officer worked closely with Netherland, Sewell & Associates, Inc. and Wright & Company Inc. in connection with their preparation of our reserve estimates, including assessing the integrity, accuracy and timeliness of the methods and assumptions used in this process.

Netherland, Sewell & Associates, Inc. (“NSAI”) is a large Texas-based professional engineering firm specializing in technical and financial evaluation of oil and gas assets.  NSAI used a combination of performance analysis and analogy, using technical and economic data including but not limited to well logs, well test data, and production data.  Within NSAI, the technical person primarily responsible for preparing the estimates set forth in the NSAI reserves report is C. Ashley Smith.  Mr. Smith has been practicing consulting petroleum engineering at NSAI since 2006.  Mr. Smith is a Licensed Professional Engineer in the State of Texas (No. 100560) and has over 13 years of practical experience in petroleum engineering, with over 7 years experience in the estimation and evaluation of reserves.  He graduated from University of Missouri-Rolla (Missouri University of Science & Technology) in 2000 with a Bachelor of Science Degree in Petroleum Engineering.  Mr. Smith meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; Mr. Smith is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Wright & Company Inc. (“Wright”) is a Tennessee based professional engineering firm made up of petroleum engineers, geologists, geophysicists and petro physicists that specialize in technical and financial evaluation of oil and gas assets.  They used a combination of production and pressure performance, simulation studies, offset analogies, seismic data and interpretation, geophysical logs and other relevant field data to calculate our reserves estimates.  D. Randall Wright is the primary technical person in charge of the estimates of reserves and associated cash flow and economics on behalf of Wright for the results presented in its reserves report to us.  He has a Master of Science degree in Mechanical Engineering from Tennessee Technological University.  He is a qualified Reserves Estimator as set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers.  This qualification is based on more than 40 years of practical experience in the estimation and evaluation of petroleum reserves with Texaco, Inc., First City National Bank of Houston, Sipes, Williamson & Associates, Inc., Williamson Petroleum Consultants, Inc., and Wright which he founded in 1988.  He is a registered Professional Engineer in the state of Texas (TBPE #43291), granted in 1978, a member of the Society of Petroleum Engineers and a member of the Order of the Engineer.

Proved Undeveloped Reserves

As of December 31, 2013, our proved undeveloped reserves totaled   1,401,126 barrels of oil equivalents compared to   392,700 as of December 31, 2012, a total increase of    1,008,426 .  These proved undeveloped reserves at December 31, 2013 were associated with our Marcelina Creek Field property (which increased by  28,626) and our Hunton projects (which account for an increase of  979,800,  all of which were  acquired  in 2013). These numbers are taken from the third party reserves studies by Netherland, Sewell and Associates and Wright & Company.

This increase of   979,800 BOE in proved undeveloped reserves   attributable to our Hunton projects comes from the third party engineering study from Wright & Company of the Cimarron and Chisholm Trail AMI's in Oklahoma which were acquired by the Company in 2013.   The net reserves increase associated with these properties is approximately 508.8 Mbbl of oil and 2,826.3 MMcf of gas, or 979.8 MBOE calculated with a gas-oil equivalency factor of six.  We acquired an interest in the Boeckman 1-14H well in May 2013, representing our first property in Oklahoma.  Over the course of 2013, we acquired interests in five wells that were producing by December 31, 2013. These were considered proved developed producing (PDP) and include the Boeckman 1-14H, Hancock 1-25H, Robinson 1-30H, School Land 1-36H and Stevens 1-36H.  During 2013, we also acquired interests in six other wells that were drilled and completed, but not producing, by December 31, 2013. These were considered proved developed non-producing (PDNP) and include the Coronado 1-3H, CW 1-4H, Jet 1-12H, Jones 1-21H, Liebhart 1-31H and Mel B 1-33H.

With respect to our Marcelina Project, the increase in proved undeveloped reserves of 28,600 BO in Texas is due to a combination of factors.  The Johnson #2 well was drilled in 2013, which resulted in moving 22,700 BO from proved undeveloped to proved developed.  In addition, a negative revision of 49,900 BO was due to a decrease in expected recovery from two undeveloped locations in the Eagle Ford formation.  This reduction was based on analysis by Netherland, Sewell & Associates, Inc. of performance for offset Eagle Ford producers adjacent to the Company's lease.

Proved undeveloped reserves were increased by 101,200 BO due to the addition of new locations in the Buda and Austin Chalk formations.  The Johnson #2 well drilled in 2013 resulted in two new Buda locations directly offset to the west and northwest, and four locations in the Austin Chalk were added that are directly offset to the Johnson 1 well.

We made various investments and progress during 2013 to convert proved undeveloped reserves to proved developed reserves.  Wells that were converted from proved undeveloped reserves to developed include the Hancock, Robinson, Boeckman, Stevens and School Land. The capital expenditures incurred in converting our proved undeveloped reserves to developed were approximately $ 1,198,130.  We believe that nearly all of our proved undeveloped reserves as of December 31, 2013 will be developed within five years.  Limitations on our ability to develop proved undeveloped reserves within five years would likely be due to restraints on our capital and/or personnel moving forward.  The restraints, however, could be alleviated through increased revenue or additional funding.

Our current drilling plans, subject to sufficient capital resources and the periodic evaluation of interim drilling results and other potential investment opportunities, include drilling substantially all of the Buda wells in our proved undeveloped reserves during 2014 and 2015.  We do not currently have plans to drill the Eagle Ford shale wells in the next year.  The area of the Marcelina Creek Field is an active area of Eagle Ford shale development, and we intend to actively explore our options with regard to these proved undeveloped locations and other potential Eagle Ford drilling locations on our acreage.  Further we will maintain our continuous drilling program in the Hunton projects for the foreseeable future.

Production, Price and Production Cost History

During the year ended December 31, 2013, we produced and sold 13,286 barrels of oil net to our interest at an average sale price of $100.67 per bbl. We produced and sold 3,540 MCF of gas net to our interest at an average sales price of $5.68 per MCF.  Our average production cost including lease operating expenses and direct production taxes was $31.29 per bbl.  Our depreciation, depletion and amortization expense was $49.09 per bbl.

During the year ended December 31, 2012, we produced and sold 10,655 barrels of oil net to our interest at an average sale price of $97.35 per bbl.  We had no gas production.  Our average production cost including lease operating expenses and direct production taxes was $46.93 per bbl.  Our depreciation, depletion and amortization expense was $51.80 per bbl.

Our production is from properties concentrated in central Oklahoma and in southern Texas. Reserves from each of these areas comprise more than 15% of total reserves. For 2012, 100% of our production came from Marcelina Creek.  For 2013, approximately 88 BOPD was being produced at Marcelina Creek and approximately 47 BOEPD in Oklahoma, or 65% from Marcelina Creek and 35% from Oklahoma.

Drilling Activity and Productive Wells

Marcelina Creek Project - Texas

During the year ended December 31, 2010, the Company participated in drilling operations of one re-entry and horizontal extension to an existing well bore (50% working interest).  This well was recompleted in 2012 as a successful producing oil well.

During the year ended December 31, 2011, the Company drilled one well (75% working interest).  This well was successfully completed as an oil well.

During the year ended December 31, 2012, the Company participated in another re-entry and horizontal extension to the same well drilled in 2010 (50% working interest).  This operation was successful and the well is currently a producing oil well.  We also participated in a re-entry and horizontal extension of another well (40% working interest), the Coulter #1.  This well is currently testing as described above.  For 2012, in Marcelina Creek the Company had a total of three producing wells at year end

During the year ended December 31, 2013, the Company drilled one well in the Marcelina Project (75% working interest). This well was successfully completed as an oil well.

As of December 31, 2013, we had three productive wells in the Marcelina Creek Field (2.00 net wells) and one well which was in the process of being tested in the Coulter Field (.40 net well).  Net wells consist of the sum of our fractional working interests in these wells.

Central Oklahoma Projects

During the year ended December 31, 2013, the Company began participating in development wells in the Hunton Play. Two producing wells were acquired and three wells were drilled and completed in 2013.  As of December 31, 2013 these five wells were producing and the Company was a participant in six additional wells that were either drilling or in the process of completing at year end.

Our producing wells included the Hancock (0.01 WI, 0.8 BOEPD), the Robinson (0.0025 WI, 0.2 BOEPD), the Boeckman (0.1891 WI, 33.4 BOEPD), the Stevens (0.0173 WI, 7.2 BOEPD) and the School Land (0.005 WI, 6.4 BOEPD), amounting to net producing wells of 22.39% of one well.

Present activities in Oklahoma at December 31, 2013 include wells in process of being drilled - the CW (0.0225 WI), the Mel B (0.075 WI), the Jet (0.0191 WI), the Rosemary (0.1246 WI), the Jones (0.0213 WI) and the Liebhart (0.0308 WI), amounting to net testing wells of 29.33% of one well.

Combined Well Status
The following table summarizes drilling activity and Well Status at December 31, 2013:

	Cumulative Well Status
Drilling Activity/Well Status	at 12/31/2013		2013		2012		2011
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Development Wells:
Productive -Texas	3	2.00	1	0.75	1	0.75	1	0.50
Productive - Okla	3	0.21	3	0.21	0	0.00	0	0.00
Dry	0	0.00	0	0.00	0	0.00	0	0.00

Exploration Wells:
Productive	0	0.00	0	0.00	0	0.00	0	0.00
Dry	0	0.00	0	0.00	0	0.00	0	0.00

Total Drilled Wells:
Productive -Texas	3	2.00	1	0.75	1	0.75	1	0.50
Productive - Okla	3	0.21	3	0.21	0	0.00	0	0.00
Dry	0	0.00	0	0.00	0	0.00	0	0.00

Acquired Wells:
Productive -Texas	1	0.40	0	0.00	1	0.40	0	0.00
Productive - Okla	2	0.013	2	0.013	0	0.00	0	0.00

Total Wells:
Productive -Texas	4	2.40	1	0.75	2	1.15	1	0.50
Productive - Okla	5	0.223	5	0.223	0	0.00	0	0.00

Total	9	2.623	6.00	0.973	2.00	1.15	1.00	0.50

Well Type:
Oil	3	2.00	1	0.75	1	0.75	1	0.50
Gas	1	0.40	0	0.00	1	0.40	0	0.00
Combination -Oil and Gas	5	0.223	5	0.223	0	0.00	0	0.00

Total	9	2.623	6.00	0.9725	2.00	1.15	1.00	0.50

Our acreage positions at December 31, 2013 are summarized as follows:

	Total Acres		Developed Acres		Undeveloped Acres
Leasehold Interests - 12/31/2013	Gross	Net	Gross	Net	Gross	Net

Texas -
Marcelina Creek	1,045	714	360	230	685	484
Coulter Field	940	376	940	376	0	0

Oklahoma -
Cimmarron	5,061	893	1,760	143	3,301	750
Chisholm Trail	8,665	1,560	3,200	60	5,465	1,500
Viking	4,326	1,082	0	0	4,326	1,082

Kansas -
Smokey Hill	11,752	2,091	0	0	11,752	2,091

Total	31,789	6,715	6,260	809	25,529	5,906

The Marcelina Creek Project consists of 1,045 acres all of which are held by production.

The Central Oklahoma Projects acreage is in  three AMI’s as of December 31, 2013 with a combined total of  18,052 gross acres.  Producing wells (5) and wells under development (6) comprise  4,960 acres with the balance subject to a managed drilling program to retain leases for long term development.  The leases have two to three year terms. The drilling program being executed will hold the leases by production within those terms

The Smokey Hills acquisition included approximately 16,000 gross acres and a well, the Hoffman 1-H within the greater Lindsborg Field area.  Since development did not continue due to the need for analysis after the Hoffman initial well experience, the acreage position declined from approximately 16,000 acres at acquisition to approximately 11,752 at December 31, 2013.  We are planning to drill a ten well program late in Q2 or early Q3, 2014 to evaluate the possibility of producing the formation in a traditional vertical method.  Of the 800 wells of interest in the area, all were produced vertically and in economic quantities.

The results of the ten well program will drive the continuing development of the Smokey Hills acreage. Based on the economic success of the first ten wells and the geological analysis of the acreage, a drilling program will continue at an initial planned pace of four wells each month which will hold 640 additional acres per month. The leases are beyond their primary term and in their two year extension period. The leases are scheduled to expire over the period from third quarter, 2014 through third quarter, 2015.  As continued drilling generates economic success we plan to increase the pace of drilling sufficient to develop 100% of the acreage prior to expiration of any of the acreage undeveloped as of December 31, 2013.

Net acres in all areas are approximately 6,715 at December 31, 2013.

ITEM 3.  LEGAL PROCEEDINGS

On February 16, 2012, we filed a lawsuit against Hockley Energy, Inc. and Frank O. Snortheim in the District Court of Harris County, Texas in connection with farmout agreements we entered into with Hockley Energy in November 2011 for the Marcelina Creek prospect and the East Stockdale prospect.  We allege that Hockley Energy did not perform its obligations under the agreements, which obligations included providing the agreed upon funding, and we seek damages against both Hockley and Mr. Snortheim (who is a shareholder of Hockley Energy) for breach of contract, fraudulent inducement and promissory estoppel.  Each defendant has answered our original petition with a general denial, and we have filed a motion for default judgment. A trial date has been set for April 28, 2014.  We have also had discussions with the defendants regarding resolving this matter out of court, but we have not reached an agreement to date.

ITEM 4.  MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5.  MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on The NASDAQ Stock Market LLC under the symbol, “TRCH.”  Trading in our common stock in the over-the-counter market has historically been limited and occasionally sporadic and the quotations set forth below are not necessarily indicative of actual market conditions.  The high and low sales prices for the common stock for each quarter of the fiscal years ended December 31, 2013 and 2012, according to NASDAQ, were as follows:

Quarter Ended	High	Low
December 31, 2013	$6.75	$2.65
September 30, 2013	$3.50	$1.85
June 30, 2013	$2.34	$1.70
March 31, 2013	$2.31	$1.75
December 31, 2012	$2.66	$1.60
September 30, 2012	$2.45	$1.14
June 30, 2012	$1.60	$0.73
March 31, 2012	$2.05	$0.79

Record Holders

As of March 20, 2014, there were approximately 238 stockholders of record holding a total of 18,270,408 shares of common stock.  Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Dividends

We have not declared any cash dividends since inception and do not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on our earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit our ability to pay dividends on our common stock other than those generally imposed by applicable state law.

Equity Compensation Plan Information

As of December 31, 2013, we did not have any compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Sales of Unregistered Securities

Other than the sale below, all equity securities that we have sold during the period covered by this report that were not registered under the Securities Act have previously been included in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K.

In December 2013, investors exercised warrant agreements, whereby they purchased from us a total of 101,714 shares of common stock at a price of $2.00 per share.  The securities were issued under the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and the rules and regulations promulgated thereunder.  The issuances of securities did not involve a “public offering” based upon the following factors: (i) the issuances of the securities were isolated private transactions; (ii) a limited number of securities were issued to a single purchaser; (iii) there were no public solicitations; (iv) the purchaser previously represented that he was an “accredited investors”; (v) the investment intent of the purchaser; and (vi) the restriction on transferability of the securities issued.

ITEM 6.  SELECTED FINANCIAL DATA

Not Applicable.

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information set forth and discussed in this Management’s Discussion and Analysis and Results of Operations is derived from our historical financial statements and the related notes thereto which are included in this Form 10-Q. The following information and discussion should be read in conjunction with such financial statements and notes. Additionally, this Management’s Discussion and Analysis and Plan of Operations contain certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in our operations, development efforts and business environment, and due to other risks and uncertainties relating to our ability to obtain additional capital in the future to fund our planned expansion, the demand for oil and natural gas, and other general economic factors.

All forward-looking statements included herein are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

Basis of Presentation of Financial Information

On November 23, 2010, the Share Exchange Agreement (the “Exchange Agreement” or “Transaction”) between Pole Perfect Studios, Inc. (“PPS”) and Torchlight Energy, Inc. (“TEI”) was entered into and closed, through which the former shareholders of TEI became shareholders of PPS. At closing, PPS abandoned its previous business. Consequently, as a result of the Transaction, the business of TEI became our sole business.

Summary of Key Results

Overview

We are engaged in the acquisition, exploration, exploitation and/or development of oil and natural gas properties in the United States.

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements included herewith for the year ended December 31, 2013.  This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future.  Such discussion represents only the best present assessment by our management.

We had no active operations prior to the inception of TEI on June 25, 2010 and had limited revenues prior to the year ended December 31, 2012.

Historical Results for the Years Ended December 31, 2013 and 2012

Revenues and Cost of Revenues

For the year ended December 31, 2013, we had production revenue of $1,243,998 compared to $1,037,247 of production revenue for the year ended December 31, 2012.  During the first half of 2013, production began a natural decline in both the Johnson #1-BH and the Johnson #4 wells. Refer to the table of production and revenue for 2013 included below.  Our cost of revenue, consisting of lease operating expenses and production taxes, was $434,119, and $500,053 for the years ended December 31, 2013 and 2012, respectively.

Property	Quarter	Oil Production {BBLS}	Gas Production {MCF}	Oil Revenue ($)	Gas Revenue ($)	Total Revenue ($)
Marcelina	Q1 - 2013	2,255	0	229,204	-	229,204
Oklahoma	Q1 - 2013	0	0	-	-	-
Total Q1		2,255	0	229,204	-	229,204
Marcelina	Q2 - 2013	1,673	0	160,823	-	160,823
Oklahoma	Q2 - 2013	0	0	-	-	-
Total Q2		1,673	0	160,823	-	160,823
Marcelina	Q3 - 2013	3,896	0	387,872	-	387,872
Oklahoma	Q3 - 2013	316	1,321	7,064	-	7,064
Total Q3		4,212	1,321	394,936	-	394,936
Marcelina	Q4 - 2013	4,626	0	401,956	-	401,956
Oklahoma	Q4 - 2013	519	2,220	47,793	9,286	57,079
Total Q4		5,145	2,220	449,749	9,286	459,035

Year ended 12/31/13		13,286	3,541	1,234,712	9,286	1,243,998

We recorded depreciation, depletion and amortization expense of $652,179 for the year ended December 31, 2013.

General and Administrative Expenses

Our general and administrative expenses for the years ended December 31, 2013 and 2012 were $6,682,377 and $2,430,884, respectively, an increase of $4,251,493. Our general and administrative expenses consisted of consulting and compensation expense, substantially all of which was non-cash or deferred, accounting and administrative costs, professional consulting fees and other general corporate expenses.  The increase in general and administrative expenses for the year ended December 31, 2013 compared to 2012 is primarily related to a $408,117 increase in investor relations expense and a $3,062,427 increase in stock based compensation.

Liquidity and Capital Resources

At December 31, 2013, we had working capital of $(468,453), current assets of $2,250,556 consisting of cash, accounts receivable and prepaid expenses and total assets of $16,743,321 consisting of current assets, investments in oil and gas properties and goodwill. As of December 31, 2013, we had current liabilities of $2,719,009, consisting of, accounts payable, payables to related parties, notes payable and accrued interest and stockholders’ equity was $9,197,219.

Cash flow used in operating activities for the years ended December 31, 2013, was $2,262,636 compared to $130,274 for the year ended December 31, 2012, an increase of $2,132,362. Cash flow used in operating activities during 2013 can be primarily attributed to net losses from operations of $10,418,662, which consists primarily of $6,682,377 in general and administrative expenses ($4,331,143 of which are non-cash stock based compensation), depreciation, depletion and amortization of $652,179, and accretion of convertible note discounts $3,894,389. Cash flow used in operating activities during 2012 can be primarily attributed to net losses from operations of $2,808,803, which consists primarily of $2,430,884 in general and administrative expenses ($1,268,216 of which are non-cash  stock based compensation), depreciation, depletion and amortization of $551,890 and accretion of convertible note discounts $313,963. We expect to continue to use cash flow in operating activities until such time as we achieve sufficient commercial oil and gas production to cover all of our cash costs.

Cash flow used in investing activities for year ended December 31, 2013 was $8,587,104 compared to $830,755 for the year ended December 31, 2012.  Cash flow used in investing activities consists primarily of oil and gas investments in the Johnson wells in the Marcelina Creek Field and the Oklahoma properties acquired during the year ended December 31, 2013.

Cash flow provided by financing activities for the year ended December 31, 2013 was $12,598,201 as compared to $506,000 for the year ended December 31, 2012.  Cash flow provided by financing activities in 2013 consists of convertible promissory notes issued for cash, net of repayments of debt, and proceeds from common stock issues and warrant exercises.  We expect to continue to have cash flow provided by financing activities as we seek new rounds of financing and continue to develop our oil and gas investments.

Our current assets are insufficient to meet our current obligations or to satisfy our cash needs over the next twelve months and as such we will require additional debt or equity financing. Subsequent to December 31, 2013, we received net proceeds of approximately $6.15 million from the offering of units of equity consisting of our common stock and warrants, but these proceeds will not be sufficient to fund all of our proposed drilling operations and operating needs during 2014. We will seek additional financing to meet these plans and needs.  We face obstacles in continuing to attract new financing due to our history and current record of net losses and working capital deficits. Therefore, despite our efforts we can provide no assurance that we will be able to obtain the financing required to meet our stated objectives or even to continue as a going concern.

We do not expect to pay cash dividends in the foreseeable future.

Commitments and Contingencies

We are subject to contingencies as a result of environmental laws and regulations. Present and future environmental laws and regulations applicable to our operations could require substantial capital expenditures or could adversely affect our operations in other ways that cannot be predicted at this time.  As of December 31, 2013 and December 31, 2012, no amounts have been recorded because no specific liability has been identified that is reasonably probable of requiring us to fund any future material amounts.

We currently have interests in five oil and gas projects, the Marcelina Creek Field Development in Wilson County, Texas, the Coulter Field in Waller County, Texas, projects in Logan and Kingfisher counties, Oklahoma and projects in McPherson and Gray and Finney counties in Kansas.  See the description under “Current Projects” above under “Item 1.  Business” for more information and disclosure regarding commitments and contingencies relating to these projects.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our comparative financial statements for the fiscal year ended December 31, 2013 are attached hereto.

CalvettiFerguson
Advising beyond Accounting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1201 Louisiana, Ste 800
Houston, TX 77002
Office: 713.957.2300
Fax: 713.895.9393
www.calvettiferguson.com

To the Board of Directors and Shareholders of
Torchlight Energy Resources, Inc.
Plano, Texas

We have audited the accompanying consolidated balance sheets of Torchlight Energy Resources, Inc. (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Calvetti Ferguson

Houston, Texas

March 31, 2014

Houston | The Woodlands | Calgary

TORCHLIGHT ENERGY RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2013	2012
ASSETS
Current assets:
Cash	$1,811,713	$63,252
Accounts receivable	429,699	92,897
Prepaid expenses	9,144	8,346
Total current assets	2,250,556	164,495

Investment in oil and gas properties, net	13,038,751	3,461,686
Office equipment	11,604
Debt issuance costs, net	920,947	473,785
Goodwill	447,084	447,084
Other Assets	74,379	-

TOTAL ASSETS	$16,743,321	$4,547,050

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$985,123	$89,247
Accrued liabilities	-	62,055
Related party payables	90,000	768,648
Notes payable	753,904	51,000
Due to working interest owners	580,484	-
Interest payable	309,498	10,581
Total current liabilities	2,719,009	981,531

Convertible promissory notes, net of discount of $5,500,462 and $521,864 at December 31, 2013 and December 31, 2012, respectively	4,802,711	580,636
Asset retirement obligation	24,382	12,614
Commitments and contingencies	-	-
Stockholders’ equity:
Preferred stock, no par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, par value $0.001 per share; 70,000,000 shares authorized;	16,142	13,565
16,141,765 issued and outstanding at December 30, 2013
13,564,815 issued and outstanding at December 31, 2012
Additional paid-in capital	21,978,616	8,381,001
Warrants outstanding	3,043,420	-
Accumulated deficit	(15,840,959)	(5,422,297)
Total stockholders' equity	9,197,219	2,972,269

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,743,321	$4,547,050

TORCHLIGHT ENERGY RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR	YEAR
	ENDED	ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012
Revenue
Oil and gas sales	$1,243,998	$1,037,247
Royalties	51,501	-

Cost of revenue	(434,119)	(500,053)

Gross income	861,380	537,194

Operating expenses:
General and administrative	6,682,377	2,430,884
Depreciation, depletion and amortization	652,179	551,890
Total operating expenses	7,334,556	2,982,774

Other income (expense)
Forgiveness of debt income	660,000	-
Interest income	59	12
Interest and accretion expense	(4,605,545)	(363,235)
Total other income (expense)	(3,945,486)	(363,223)

Net loss before taxes	(10,418,662)	(2,808,803)

Provision for income taxes	-	-

Net (loss)	$(10,418,662)	$(2,808,803)

Loss per share:
Basic and Diluted	$(0.74)	$(0.21)
Weighted average shares outstanding:
Basic and Diluted	14,016,240	13,564,815

TORCHLIGHT ENERGY RESOURCES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 1, 2012 TO DECEMBER 31, 2013

			Common stock	Additional paid-in	Accumulated	Warrants
	Preferred stock	Common stock shares	Amount ($)	Capital ($)	Deficit ($)	Outstanding ($)	Total ($)

Balance, January 1, 2012	-	14,664,815	14,665	5,861,985	(2,613,494)	-	3,263,156

Issuance of common stock for services	-	425,000	425	329,450	-	-	329,875
Shares issued in connection with promissory notes	-	75,000	75	67,650	-	-	67,725
Warrants issued in connection with promissory notes	-	-	-	791,376	-	-	791,376
Beneficial conversion feature on convertible notes	-	-	-	390,600	-	-	390,600
Warrants issued for services	-	-	-	938,340	-	-	938,340
Common stock retired	-	(1,600,000)	(1,600)	1,600	-	-	-
Net loss	-	-	-	-	(2,808,803)	-	(2,808,803)

Balance, December 31, 2012	-	13,564,815	13,565	8,381,001	(5,422,297)	-	2,972,269

Issuance of common stock for services	-	735,752	735	1,438,245	-	-	1,438,980
Shares issued in connection with promissory notes	-	968,628	969	1,694,123	-	-	1,695,092
Warrants issued re: convertible promissory notes	-	-	-	2,531,321	-	-	2,531,321
Beneficial conversion feature on convertible notes	-	-	-	5,770,654	-	-	5,770,654
Warrants exercised	-	101,714	102	203,326	-	-	203,428
Warrants issued for services	-	-	-	-	-	2,920,170	2,920,170
Warrants issued in connection with stock issuance	-	-	-	(123,250)	-	123,250	-
Common stock issued	-	212,500	213	849,787	-	-	850,000
Common stock issued for mineral leases	-	558,356	558	1,233,409	-	-	1,233,967
Net loss	-	-	-	-	(10,418,662)	-	(10,418,662)

Balance, December 31, 2013	-	16,141,765	16,142	21,978,616	(15,840,959)	3,043,420	9,197,219

TORCHLIGHT ENERGY RESOURCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
	YEAR ENDED	YEAR ENDED
	December 31, 2013	December 31, 2012
Cash Flows From Operating Activities
Net (loss)	$(10,418,662)	$(2,808,803)
Adjustments to reconcile net loss to net cash
from operating activities:
Stock based compensation	4,331,143	1,268,216
Accretion of convertible note discounts	3,894,389	313,963
Depreciation, depletion and amortization	652,179	551,890
Forgiveness of debt income	(660,000)	-
Change in:
Accounts receivable	(336,803)	(75,623)
Prepaid expenses	(798)	7,921
Debt issuance costs	(967,020)	-
Increase in other assets	(74,379)	-
Accounts payable and accrued liabilities	833,820	106,291
Related party payable	(18,648)	509,898
Due to working interest owners	255,484	-
ARO accretion	1,360	-
Interest payable	245,299	(4,027)
Net cash used in operating activities	(2,262,636)	(130,274)

Cash Flows From Investing Activities
Investment in oil and gas properties	(9,663,504)	(905,326)
Proceeds from the sale of oil and gas properties	-	74,571
Proceeds from sale of leases	1,076,400	-
Net cash used in investing activities	(8,587,104)	(830,755)

Cash Flows From Financing Activities
Proceeds from promissory notes	10,855,773	1,049,000
Repayment of promissory notes	(61,000)	(543,000)
Proceeds from promissory notes	750,000
Proceeds from warrant exercise	203,428
Issuance of common stock	850,000
Net cash provided by financing activities	12,598,201	506,000

Net increase (decrease) in cash	1,748,461	(455,029)

Cash - beginning of period	63,252	518,281

Cash - end of period	$1,811,713	$63,252

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$468,841	$105,488
Cash paid for income taxes	$-	$-

Non cash transactions:
Common stock issued for leases	$1,233,967	$-
Common stock issued in connection with promissory notes	$1,695,100	$67,725
Warrants issued in connection with promissory notes	$2,531,321	$791,376
Warrants issued in connection with common stock issuance	$123,250	$-
Beneficial conversion feature on promissory notes	$5,770,654	$390,600
Exchange of promissory notes	$-	$412,500
Retirement of common stock	$-	$1,600
Asset retirement obligation	$10,407	$693
Convertible Note issued for debt issuance costs	$40,000	$-
Liabilities assumed in purchase of oil and gas properties	$1,809,572	$-
Sale of oil and gas properties in exchange for note receivable	$990,000	$-
Capitalized interest cost	$56,347	$-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Torchlight Energy Resources, Inc. was incorporated in October 2007 under the laws of the State of Nevada as Pole Perfect Studios, Inc. (“PPS”).  From its incorporation to November 2010, the company was primarily engaged in business start-up activities.

On November 23, 2010, we entered into and closed a Share Exchange Agreement (the “Exchange Agreement”) between the major shareholders of PPS and the shareholders of Torchlight Energy, Inc. (“TEI”).  As a result of the transactions effected by the Exchange Agreement, at closing TEI became our wholly-owned subsidiary, and the business of TEI became our sole business.  TEI was incorporated under the laws of the State of Nevada in June 2010.  We are engaged in the acquisition, exploitation and/or development of oil and natural gas properties in the United States.  In addition to TEI, we also operate our business through Torchlight Energy Operating, LLC, a Texas limited liability company and wholly-owned subsidiary.

On December 10, 2010, we effected a 4-for-1 forward split of our shares of common stock outstanding.  All owners of record at the close of business on December 10, 2010 (record date) received three additional shares for every one share they owned.  All share amounts reflected throughout this report take into account the 4-for-1 forward split.

Effective February 8, 2011, we changed our name to “Torchlight Energy Resources, Inc.”  In connection with the name change, our ticker symbol changed from “PPFT” to “TRCH.”

The Company is engaged in the acquisition, exploration, development and production of oil and gas properties within the United States. The Company’s success will depend in large part on its ability to obtain and develop profitable oil and gas interests.

2. GOING CONCERN

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.

At December 31, 2013, the Company had not yet achieved profitable operations, had accumulated losses of $15,840,959 since its inception and expects to incur further losses in the development of its business.  The Company’s ability to continue as a going concern is dependent on its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management’s plan to address the Company’s ability to continue as a going concern includes:  (1) obtaining debt or equity funding from private placement or institutional sources; (2) obtain loans from financial institutions, where possible, or (3) participating in joint venture transactions with third parties.  Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.  The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and certain assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Basis of presentation—The financial statements are presented on a consolidated basis and include all of the accounts of Torchlight Energy Resources Inc. and its wholly owned subsidiary, Torchlight Energy, Inc. All significant intercompany balances and transactions have been eliminated.

Risks and uncertainties – The Company’s operations are subject to significant risks and uncertainties, including financial, operational, technological and other risks associated with operating an emerging business, including the potential risk of business failure.

Concentration of risks – The Company’s cash is placed with a highly rated financial institution, and the Company periodically reviews the credit worthiness of the financial institutions with which it does business. At times the Company’s cash balances are in excess of amounts guaranteed by the Federal Deposit Insurance Corporation.

Fair value of financial instruments – Financial instruments consist of cash, accounts receivable, accounts payable, notes payable to related party and convertible promissory notes. The estimated fair values of cash, accounts receivable, accounts payable and related party payables approximate the carrying amount due to the relatively short maturity of these instruments. The carrying amounts of the convertible promissory notes approximate their fair value giving affect for the term of the note and the effective interest rates.

For assets and liabilities that require re-measurement to fair value the Company categorizes them in a three-level fair value hierarchy as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration.

•	Level 3 inputs are unobservable inputs based on management’s own assumptions used to measure assets and liabilities at fair value.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Accounts receivable – Accounts receivable consist of uncollateralized oil and natural gas revenues due under normal trade terms, as well as amounts due from working interest owners of oil and gas properties for their share of expenses paid on their behalf by the Company. Management reviews receivables periodically and reduces the carrying amount by a valuation allowance that reflects management’s best estimate of the amount that may not be collectible. As of December 31, 2013 and December 31, 2012 no valuation allowance was considered necessary.

Investment in oil and gas properties – The Company uses the full cost method of accounting for exploration and development activities as defined by the Securities and Exchange Commission (“SEC”). Under this method of accounting, the costs of unsuccessful, as well as successful, exploration and development activities are capitalized as properties and equipment. This includes any internal costs that are directly related to property acquisition, exploration and development activities but does not include any costs related to production, general corporate overhead or similar activities. Gain or loss on the sale or other disposition of oil and gas properties is not recognized, unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves.

Oil and gas properties include costs that are excluded from costs being depleted or amortized. Oil and natural gas property costs excluded represent investments in unevaluated properties and include non-producing leasehold, geological and geophysical costs associated with leasehold or drilling interests and exploration drilling costs. The Company allocates a portion of its acquisition costs to unevaluated properties based on relative value. Costs are transferred to the full cost pool as the properties are evaluated over the life of the reservoir.

Capitalized interest - The Company capitalizes interest on unevaluated properties during the periods in which they are excluded from costs being depleted or amortized.  During years ended December 31, 2013 and 2012, the Company capitalized $104,821 and $48,474, respectively, of interest on unevaluated properties.

Depreciation, depletion and amortization –The depreciable base for oil and natural gas properties includes the sum of all capitalized costs net of accumulated depreciation, depletion and amortization (“DD&A”), estimated future development costs and asset retirement costs not included in oil and natural gas properties, less costs excluded from amortization. The depreciable base of oil and natural gas properties is amortized on a unit-of-production method.

Ceiling test – Future production volumes from oil and gas properties are a significant factor in determining the full cost ceiling limitation of capitalized costs. Under the full cost method of accounting, the Company is required to periodically perform a “ceiling test” that determines a limit on the book value of oil and gas properties. If the net capitalized cost of proved oil and gas properties, net of related deferred income taxes, plus the cost of unproved oil and gas properties, exceeds the present value of estimated future net cash flows discounted at 10 percent, net of related tax affects, plus the cost of unproved oil and gas properties, the excess is charged to expense and reflected as additional accumulated DD&A. The ceiling test calculation uses a commodity price assumption which is based on the unweighted arithmetic average of the price on the first day of each month for each month within the prior 12 month period and excludes future cash outflows related to estimated abandonment costs. The Company did not recognize impairment on its oil and gas properties during the years ended December 31, 2013 and 2012. Due to the volatility of commodity prices, should oil and natural gas prices decline in the future, it is possible that a write-down could occur. Proved reserves are estimated quantities of crude oil, natural gas, and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions. The independent engineering estimates include only those amounts considered to be proved reserves and do not include additional amounts which may result from new discoveries in the future, or from application of secondary and tertiary recovery processes where facilities are not in place or for which transportation and/or marketing contracts are not in place. Estimated reserves to be developed through secondary or tertiary recovery processes are classified as unevaluated properties.

The determination of oil and gas reserves is a subjective process, and the accuracy of any reserve estimate depends on the quality of available data and the application of engineering and geological interpretation and judgment. Estimates of economically recoverable reserves and future net cash flows depend on a number of variable factors and assumptions that are difficult to predict and may vary considerably from actual results. In particular, reserve estimates for wells with limited or no production history are less reliable than those based on actual production. Subsequent re-evaluation of reserves and cost estimates related to future development of proved oil and gas reserves could result in significant revisions to proved reserves.  Other issues, such as changes in regulatory requirements, technological advances and other factors which are difficult to predict could also affect estimates of proved reserves in the future.

Gains and losses on the sale of oil and gas properties are not generally reflected in income. Sales of less than 100% of the Company’s interest in the oil and gas property are treated as a reduction of the capital cost of the field, with no gain or loss recognized, as long as doing so does not significantly affect the unit-of-production depletion rate. Costs of retired equipment, net of salvage value, are usually charged to accumulated depreciation.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of the net identifiable tangible and intangible assets of acquired companies. Goodwill is not amortized; instead, it is tested for impairment annually or more frequently if indicators of impairment exist.

Goodwill was $447,084 as of December 31, 2013 and December 31, 2012, and was acquired on November 23, 2010 in connection with the Company’s reverse acquisition (Note 1).

Asset retirement obligations – Accounting principles require that the fair value of a liability for an asset’s retirement obligation (“ARO”) be recorded in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the corresponding cost be capitalized as part of the carrying amount of the related long-lived asset. The liability is accreted to its then-present value each subsequent period, and the capitalized cost is depleted over the useful life of the related asset. Abandonment cost incurred is recorded as a reduction to the ARO liability.

Inherent in the fair value calculation of an ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance. Settlements greater than or less than amounts accrued as ARO are recorded as a gain or loss upon settlement.

Asset retirement obligation activity is disclosed in Note 10.

Share-based compensation– Compensation cost for equity awards is based on the fair value of the equity instrument on the date of grant and is recognized over the period during which an employee is required to provide service in exchange for the award. Compensation cost for liability awards is based on the fair value of the vested award at the end of each period.

Revenue recognition – The Company recognizes oil and gas revenues when production is sold at a fixed or determinable price, persuasive evidence of an arrangement exists, delivery has occurred and title has transferred, and collectability is reasonably assured.

Basic and diluted earnings (loss) per share - Basic earnings (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed in the same way as basic earnings (loss) per common share except that the denominator is increased to include the number of additional common shares that would be outstanding if all potential common shares had been issued and if the additional common shares were dilutive.  The Company has not included potentially dilutive securities in the calculation of loss per share for any periods presented as the effects would be anti-dilutive.

Environmental laws and regulations – The Company is subject to extensive federal, state and local environmental laws and regulations. Environmental expenditures are expensed or capitalized depending on their future economic benefit. The Company believes that it is in compliance with existing laws and regulations.

Recent accounting pronouncements – In September 2011, the FASB issued guidance that amends and simplifies the rules related to testing goodwill for impairment. The revised guidance allows an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination whether it is more likely than not that the fair value of reporting unit is less than its carrying amount. The results of this assessment will determine whether it is necessary to perform the currently required two-step impairment test. Under this update, an entity also has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the two-step goodwill impairment test. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Other recently issued or adopted accounting pronouncements are not expected to have, or did not have, a material impact on the Company’s financial position or results from operations.

Subsequent events – The Company evaluated subsequent events through March 31, 2014, the date of issuance of the financial statements. Subsequent events are disclosed in Note 11.

4. RELATED PARTY PAYABLES

As of December 31, 2013, related party payables consisted of accrued and unpaid compensation to two of our executive officers totaling $90,000. The related party payables at December 31, 2012 included $660,000 of accrued compensation due to our executive officers and directors. The officers forgave the $660,000 of related party debt during third quarter, 2013.

5. COMMITMENTS AND CONTINGENCIES

The Company is subject to contingencies as a result of environmental laws and regulations.  Present and future environmental laws and regulations applicable to the Company’s operations could require substantial capital expenditures or could adversely affect its operations in other ways that cannot be predicted at this time.  As of December 31, 2013 and 2012, no amounts had been recorded because no specific liability has been identified that is reasonably probable of requiring the Company to fund any future material amounts.

6. STOCKHOLDERS’ EQUITY

The Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series, to fix the number of shares constituting any such series, and to fix the rights and preferences of the shares constituting any series, without any further vote or action by the stockholders. As of December 31, 2013 and 2012 there were no issued and outstanding shares of preferred stock and there were no agreements or understandings for the issuance of preferred stock.

During the years ended December 31, 2013 and 2012, the Company issued 735,752 and 425,000 shares of common stock, respectively, as compensation for services, with total values of $1,438,977 and $329,875.

During the years ended December 31, 2013 and 2012, the Company issued 2,403,174 and -0- warrants, respectively, as compensation for services, with a total values of $2,920,170 and $-0-.

During the year ended December 31, 2013 and 2012, the Company issued 1,308,124 and 126,000 warrants, respectively, in connection with financing transactions discussed in Note 9, including 552,057 and -0- warrants issued to the placement agent.

During the year ended December 31, 2013, the Company issued 558,356 shares of Common Stock as acquisition of lease interests valued at $1,233,967.

During the year ended December 31, 2013 the Company issued 969,000 shares of Common Stock in conversions of 12% Convertible Notes Payable valued at $1,695,100.

During the year ended December 31, 2013 the Company issued 101,714 shares of Common Stock resulting from Warrant exercises for cash totaling $203,428.

During December 2013 and early January 2014, we sold to investors in a private offering an aggregate of 350,000 shares of restricted common stock and 87,500 warrants to purchase shares of restricted common stock.  Each warrant has an exercise price of $6.00 per share and expires on December 31, 2018.  We received aggregate consideration of $1,400,000 for the securities, $850,000 in December and $550,000 in January, 2014. Warrants were issued in connection with the $850,000 in notes issued in December – 53,125 valued at $123,250.

A summary of stock options and warrants outstanding as of December 31, 2013 by exercise price and year of expiration is presented below:

Exercise		Expiration Date in
Price	2014	2015	2016	2017	2018	Total

$1.75	80,000	855,000	1,235,714	-	-	2,170,714
$2.00	-	-	1,050,264	126,000	1,696,380	2,872,644
$2.09	-	-	-	-	1,100,000	1,100,000
$2.50	225,000	50,000	100,000	-	-	375,000
$2.75	-	-	250,000	-	-	250,000
$2.82	-	-	-	-	38,174	38,174
$3.00	-	-	100,000	-	-	100,000
$5.00	778,356	-	25,000	-	-	803,356
$6.00	-	-	-	-	53,125	53,125
	1,083,356	905,000	2,760,978	126,000	2,887,679	7,763,013

At December 31, 2013 the Company had reserved 7,763,013 shares for future exercise of warrants.

Warrants issued in relation to the promissory notes issued (see note 9) were valued using the Black Scholes Option Pricing Model. The assumptions used in calculating the fair value of the warrants issued are as follows:

Risk-free interest rate	0.78%
Expected volatility of common stock	191% - 253%
Dividend yield	0.00%
Discount due to lack of marketability	30.00%
Expected life of warrant	3 years - 5 years

7. CAPITALIZED COSTS

The following table presents the capitalized costs of the Company as of December 31, 2013 and December 31, 2012:

	2013	2012

Evaluated costs subject to amortization	$9,484,014	$3,435,918
Unevaluated costs	4,758,806	577,658
Total capitalized costs	14,242,820	4,013,576
Less accumulated depreciation, depletion and amortization	(1,204,069)	(551,890)
Net capitalized costs	$13,038,751	$3,461,686

Unevaluated costs as of December 31, 2013 consisted of $639,590 associated with the Company’s interest in the Coulter #1 well.  The Coulter #1 wells is undergoing production and test operations with the goal of removing sufficient water from the wellbore to allow production of natural gas.  The unevaluated costs as of December 31, 2013 consisted entirely of the Company’s interest in the Coulter #1 well.

In April 2013, we entered into an agreement to acquire certain assets of Xtreme Oil & Gas, Inc. of Plano, Texas (“Xtreme”).  Included in that agreement were the Smokey Hills Prospect in McPherson County, Kansas, the Cimarron Area Hunton Project in Logan County, Oklahoma,  and an interest in a salt water disposal facility in Seminole, Oklahoma.  Total consideration for all the properties was $1.6 million allocated to $940,820 to the Smokey Hills Project and $659,180 to the Cimarron Area.

8. INCOME TAXES

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized.  The Company has placed a 100% valuation allowance against the net deferred tax asset because future realization of these assets is not assured.

Authoritative guidance for uncertainty in income taxes requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an examination.  Management has reviewed the Company’s tax positions and determined there were no uncertain tax positions requiring recognition in the consolidated financial statements.  The Company’s tax returns remain subject to Federal and State tax examinations for all tax years since inception as none of the statutes have expired.  Generally, the applicable statutes of limitation are three to four years from their respective filings.

Estimated interest and penalties related to potential underpayment on any unrecognized tax benefits are classified as a component of tax expense in the statement of operation.  The Company has not recorded any interest or penalties associated with unrecognized tax benefits for any periods covered by these financial statements.

The following is a reconciliation between the federal income tax benefit computed at the statutory federal income tax rate of 34% and actual income tax provision for the years ended December 31, 2013 and December 31, 2012:

	Year ended	Year ended
	Dec. 31, 2013	Dec. 31, 2012
Federal income tax benefit at statutory rate	(3,542,345)	(954,993)
Permanent Differences	696,631	84,574
Other	(470,413)	(22,185)
Change in valuation allowance	3,316,127	892,604
Provision for income taxes	0	0

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2013 and December 31, 2012 are as follows:

	Dec. 31, 2013	Dec. 31, 2012
Deferred tax assets:
Net operating loss carryforward	$4,229,034	$1,988,631
Accruals	30,600	163,200
Reserves	1,132,778	372
Deferred tax liabilities:
Intangible drilling and other costs for oil and gas properties	(318,039)	(393,958)
Net deferred tax assets and liabilities	5,074,373	1,758,245
Less valuation allowance	(5,074,373)	(1,758,245)
Total deferred tax assets and liabilities	$-	$-

The Company had a net deferred tax asset related to federal net operating loss carry forwards of $12,620,377 and $5,616,449 at December 31, 2013 and December 31, 2012, respectively.  The federal net operating loss carry forward will begin to expire in 2030.  Realization of the deferred tax asset is dependent, in part, on generating sufficient taxable income prior to expiration of the loss carry forwards.  The Company has placed a 100% valuation allowance against the net deferred tax asset because future realization of these assets is not assured.

9. PROMISSORY NOTES

On December 18, 2012, the Company exchanged $412,500 of outstanding convertible promissory notes for new 12% Series A Secured Convertible Promissory Notes (12% Notes) described below.  The 12% Notes were issued as part of a larger offering with senior liens on the Company’s oil and gas properties.  In order to induce the holders of the previously outstanding convertible promissory notes to exchange such promissory notes and to relinquish their priority liens on the Company’s oil and gas properties in favor of all 12% Convertible Promissory Note Holders, the Company agreed to grant the note holders a total of 235,714 four year warrants to purchase common stock at $1.75 per share, valued at $240,428, and 235,714 four year warrants to purchase common stock at $2.00 per share, valued at $233,357.  The total of these warrants, $473,785, is reflected as debt issuance costs on the balance sheet as of December 31, 2012, as these costs relate to the larger offering of 12% Convertible Promissory Notes.

On December 18, 2012, the Company issued $690,000 of 12% Notes to new investors.  Together with the conversion described above, there was $1,102,500 of principal amount outstanding as of December 31, 2012.  The 12% Notes are due and payable on March 31, 2015 and provide for conversion into common stock at a price of $1.75 per share and include the issuance of 8,000 warrants for each $70,000 of principal amount purchase.  The warrants carry a five year term and have an exercise price of $2.00 per share.  They were valued at $137,340, which is reflected as a discount on the 12% Notes, to be amortized over the life of the debt under the effective interest method.  Since the conversion price on the 12% Notes was below the market price of the Company’s common stock on the date of issuance, this constitutes a beneficial conversion feature.  The amount is calculated as the difference between the market price of the common stock on the date of closing and the effective conversion price as adjusted by the discount for the warrants issued.  The amount of the beneficial conversion feature was $390,600, and is also reflected as a discount on the 12% Notes.  The fair value of the Convertible Promissory Notes is determined utilizing Level 2 measurements in the fair value hierarchy.

During the year ended December 31, 2013, the Company issued an additional $10,895,773 in principal value of 12% Notes.  Such notes carry the same terms as described above.  In connection therewith, the Company also issued a total of 1,308,082 five-year warrants to purchase common stock at an exercise price of $2.00 per share.  The value of the warrant shares was $1,917,158 and the amount recorded for the beneficial conversion feature was $5,770,654.  These amounts were recorded as a discount on the 12% Notes.  In addition, the Company engaged a placement agent to source investors for the majority of these additional notes.  This placement agent was paid a fee of 10% of the principal amount of the notes plus a non-accountable expense reimbursement of up to 2% of the principal raised by the agent.  The placement agent also received 552,057 warrants to purchase common shares at $2.00 per share for a period of three years, valued at $614,163.  All the amounts paid to the placement agent have been included in debt issuance costs and will be amortized into interest expense over the life of the 12% Notes.

The 12% Notes have a first priority lien on all of the assets of the Company.  The Company was previously required to set aside in a separate account, an amount of funds equal to the (x) outstanding principal amount of each 12% Note divided by the total number of full calendar months after the date of issuance of that 12% Note until the maturity date, plus (y) the annual amount of simple interest to accrue on the outstanding principal amount of that 12% Note divided by 12.    The sinking fund requirement was waived by the note holders during the quarter that ended September 30, 2013.

The Company is obligated on a short term note payable for $750,000 which is due June 12, 2014 with 10% interest at maturity.

10. ASSET RETIREMENT OBLIGATIONS

The following is a reconciliation of the asset retirement obligation liability through December 31, 2013:

Asset retirement obligation – January 1, 2012	$11,369
Adjustment to estimated liability	693
Accretion expense	552
Asset retirement obligation – December 31, 2012	$12,614

Estimated liabilities recorded	$10,407
Accretion Expense	1,361
Asset retirement obligation – December 31, 2013	$24,382

11. SUBSEQUENT EVENTS

During December 2013 and early January 2014, we sold to investors in a private offering an aggregate of 350,000 shares of restricted common stock and 87,500 warrants to purchase shares of restricted common stock.  Each warrant has an exercise price of $6.00 per share and expires on December 31, 2018.  We received aggregate consideration of $1,400,000 for the securities, $850,000 in December and $550,000 in January, 2014.

On January 31, 2014, we sold to investors in a private offering an aggregate of 1,400,000 shares of restricted common stock and 350,041 warrants to purchase shares of restricted common stock.  Each warrant has an exercise price of $6.00 per share and expires on December 31, 2018.  The securities were sold in units, each of which consisted of one share of common stock and ¼ of a warrant to purchase a share of common stock (the “Units”).  We received aggregate consideration of $5,600,000 for the securities.  In connection with the sale of these securities, we paid National Securities Corporation, the placement agent, a fee of $560,000 and paid additional transaction expenses of approximately $25,000 plus issued the placement agent warrants to purchase a total of 140,000 Units at an exercise price of $6.00 per Unit until December 31, 2018.

We also granted registration rights to the purchasers in both offerings, whereby, under certain terms and conditions, we agreed to use our best efforts to file a registration statement with the Securities and Exchange Commission covering the resale of the common stock purchased in the offerings and the shares of common stock underlying the warrants purchased in the offerings.

UNAUDITED SUPPLEMENTARY INFORMATION
December 31, 2013 and 2012

Investment in oil and gas properties for 2013 is detailed as follows:

	2013	2012
Property acquisition costs	$6,274,154	$529,184
Development costs	3,885,730	323,955
Exploratory costs	$-0-	$-0-

Oil and Natural Gas Reserves

Standardized Measure of Oil & Gas Quantities - Volume Rollforward
Year Ended December 31, 2013 and 2012

The following table sets forth the Company’s net proved reserves, including the changes therein, and proved developed reserves:

	2013		2012
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
TOTAL PROVED RESERVES:
Beginning of period	417,549	-	-	-
Acquisition	572,461	3,139,595	-	-
Extensions and discoveries	101,198	-	428,204	-
Revisions of previous estimates	(34,743)	3,539	-	-
Production	(13,286)	(3,540)	(10,655)	-
End of period	1,043,179	3,139,594	417,549	-

PROVED DEVELOPED RESERVES
Proved developed producing	64,858	108,001	24,804	-
Proved developed nonproducing	48,234	205,250	-	-
Total	113,092	313,251	24,804	-

Total PUD	930,087	2,826,343	392,745	-

The preceding table shows significant increases in both the Acquisition and Extension & Discoveries categories for 2013 as compared to 2012.

 The 2013 Extension and Discoveries is impacted by drilling of the Johnson #2 well in the Buda formation, which resulted in the addition of two new proved undeveloped locations.  Additionally, four new proved undeveloped locations offset to the Johnson #1 in the Austin Chalk formation were added.  The Buda locations account for a 45,600 BO increase in proved reserves, and the Austin Chalk locations account for 55,600 BO in additional proved reserves.  All locations assigned are within one offsetting location away from the nearest proved producing well in the same formation.

The 2013 Revisions of Previous Estimates are composed of revisions to the proved producing and proved undeveloped reserves. The negative 37,400 BO total revision is comprised of a positive 12,700 BO adjustment due primarily to improved performance from the Johnson 1 and Johnson 4 wells, and a negative 50,100 BO adjustment for two proved undeveloped locations in the Eagle Ford formation.  Performance of offset producing Eagle Ford wells is analyzed to estimate proved undeveloped reserves on the Company's lease, and the 2013 analysis of the offset wells resulted in a reduction of their estimated ultimate recoveries compared to 2012 estimates.

The 2013 Acquisition increase is all related to the working interest acquired in The Cimarron and the Chisholm Trail AMI's with Husky Ventures in Oklahoma during 2013.

The increase in 2012 Extensions and discoveries are the result of completing our Johnson #4 well.

Standardized Measure of Oil & Gas Quantities
Year Ended December 31, 2013 & 2012

The standardized measure of discounted future net cash flows relating
to proved oil and natural gas reserves is as follows :	2013	2012

Future cash inflows	$119,629,906	$41,103,000
Future production costs	(31,656,853)	(12,413,000)
Future development costs	(34,152,898)	(18,755,000)
Future income tax expense	(11,264,101)	(1,012,000)
Future net cash flows	42,556,054	8,923,000
10% annual discount for estimated
timing of cash flows	(22,865,456)	(6,014,000)
Standardized measure of discounted future
net cash flows related to proved reserves	$19,690,598	$2,909,000

A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and natural gas reserves is as follows :

Balance, beginning of year	$2,909,000	$-
Sales and transfers of oil and gas produced during the period	(905,125)	-
Net change in sales and transfer prices and in production (lifting) costs related to future production	1,136,290	-
Net change due to purchases of minerals in place	30,474,988	-
Net change due to extensions and discoveries	6,438,611	-
Changes in estimated future development costs	(17,355,723)	-
Previously estimated development costs incurred during the period	3,181,356	-
Net change due to revisions in quantity estimates	(4,573,917)	-
Other	3,132,303	-
Accretion of discount	329,960	-
Net change in income taxes	(5,077,145)	-
Balance, end of year	$19,690,598	$-

Due to the inherent uncertainties and the limited nature of reservoir data, both proved and probable reserves are subject to change as additional information becomes available. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the SEC, and are inherently imprecise. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

In estimating probable reserves, it should be noted that those reserve estimates inherently involve greater risk and uncertainty than estimates of proved reserves. While analysis of geoscience and engineering data provides reasonable certainty that proved reserves can be economically producible from known formations under existing conditions and within a reasonable time, probable reserves involve less certainty than reserves with a higher classification due to less data to support their ultimate recovery. Probable reserves have not been discounted for the additional risk associated with future recovery.

Reserve Estimation Process, Controls and Technologies

The reserve estimates, including PV-10 estimates, set forth above were prepared by Netherland, Sewell & Associates, Inc. and Wright & Company, Inc.  A copy of their full reports with regard to our reserves is attached as Exhibit 99.1 to this annual report on Form 10-K.  These calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with SEC financial accounting and reporting standards.

Results of Operations for Oil and Gas Producing Activities
For the Year Ended December 31, 2013	Total	Texas	Oklahoma	Kansas

Oil and Gas revenue	$1,295,499	$1,179,855	$115,644	$-

Production costs	434,119	379,149	54,970	-
Depreciation, depletion, and amortization	652,179	627,997	24,182	-
Exploration expenses	-	-	-	-
	1,086,298	1,007,146	79,152	-

Income tax expense	-	-	-	-

Results of Operations (excluding corporate overhead
and interest costs)	$209,201	$172,709	$36,492	$-

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2013. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our principal executive officer and principal financial officer, in a manner that allowed for timely decisions regarding disclosure.

Changes in internal control over financial reporting

On November 14, 2013, the Board of Directors established an Audit Committee and appointed the four independent members of the Board to the committee, including Wayne Turner, Jerry Barney, Edward Devereaux and Eunis L. Shockey.  The Board appointed Mr. Devereaux as Chairman of the Audit Committee.  Also on November 14, 2013, the Board adopted a charter for the Audit Committee. The appointment of the Audit Committee and adoption of a written charter of the Audit Committee may be deemed a change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. These changes should provide oversight of our financial affairs and accounting and provide oversight in the establishment and monitoring of required internal controls and procedures.  The Committee will assist the Board of Directors in fulfilling its responsibility to oversee: (i) management’s conduct of the financial reporting process; (ii) the integrity of the financial statements and other financial information we provide to the SEC and the public; (iii) our system of internal accounting and financial controls; (iv) our compliance with legal and regulatory requirements; (v) the performance of our internal audit function; (vi) the independent auditors’ qualifications, performance, and independence; and (vii) the annual independent audit of our financial statements.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework and Internal Control over Financial Reporting – Guidance for Smaller Public Companies.  Based on this evaluation, management concluded that, our internal control over financial reporting is not effective.  This determination is based on management’s belief that there is currently not an adequate level of review and approvals to ensure all information is gathered and recorded  in a timely manner.  We are, however, addressing the issue and performing a final update of our policies and procedures.  Upon finalizing these policies and procedures and ensuring they are effectively applied, we believe our internal control will be deemed effective.

In light of the results of the evaluation above, we performed additional analysis and other post-closing procedures to ensure our financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, we believe that the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.  Further, although we determined our internal control is not effective, there have been no material misstatements in our financial statements.

Limitations on Effectiveness of Controls and Procedures

Our management, including our principal executive officer and principal financial officer, does not expect that disclosure controls or internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.

Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management’s override of the control.  The design of any systems of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.  Individual persons may perform multiple tasks which normally would be allocated to separate persons and therefore extra diligence must be exercised during the period these tasks are combined.

ITEM 9B.  OTHER INFORMATION

Not applicable.

PART III

ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our executive officers and directors are as follows:

Name	Age	Position(s) and Office(s)
Thomas Lapinski	69	Chief Executive Officer and Director
John A. Brda	49	President, Secretary and Director
Willard G. McAndrew III	59	Chief Operating Officer and Director
Roger N. Wurtele	67	Chief Financial Officer
Wayne Turner	65	Director
Jerry D. Barney	67	Director
Edward J. Devereaux	71	Director
Eunis L. Shockey	77	Director

Below is certain biographical information of our executive officers and directors:

Thomas Lapinski – Mr. Lapinski has served as our Chief Executive Officer, Interim Principal Financial Officer and director since November 2010.  He also previously served as our President from November 2010 to January 2012.  He is the founder of Torchlight Energy, Inc., our wholly owned subsidiary, and has served as its Chief Executive Officer, President and director since its incorporation in June 2010. From 2002 to the present, he has engaged in consulting work on evaluating exploration, acquisition and re-development opportunities in the Rocky Mountain Region, Texas Gulf Coast, Mid-Continent, the Middle East, and South America. From September 1996 to June 2002, Mr. Lapinski served as President of Stephens Energy International of The Stephens Group, LLC. While there, he was involved in oil and gas exploration and production project development. Prior to that, he spent over 30 years in senior positions with Amoco Corporation before retiring. His expertise is in project evaluations, operations management and strategic planning with experience throughout the Rocky Mountain region, Alaska, U.S. mid-continent, the U.S. Gulf Coast and international arenas. With Amoco, he has held numerous positions, including Division Geophysicist for Rocky Mountain Area, Regional Geophysicist for Africa and the Middle East, Exploration Manager for North and West Africa, President-Amoco Morocco, President-Amoco Turkey, General Manager-Amoco Kenya, Exploration Manager Gulf Coast, Regional Exploration Manager for Southern and Eastern U.S. and Manager for Resource and Business Development in Southern Rocky Mountain Area. He also spent time on a special project for the Chairman of Amoco on key strategic planning issues where he was responsible for long-term monetization of Amoco’s North American asset base. Mr. Lapinski received a degree in Geophysical Engineering from the Colorado School of Mines in 1966.

We appointed Mr. Lapinski as an executive officer and a member of the Board of Directors based on his knowledge and experience in the oil and gas industry.  His ability to identify and evaluate opportunities is an important part of our continued success.

John A. Brda – Mr. Brda has been our President and Secretary and a member of the Board of Director since January 2012.  He has been the Managing Member of Brda & Company, LLC since 2002, which provides consulting services to public companies—with a focus in the oil and gas sector—on investor relations, equity and debt financings, strategic business development and securities regulation matters.

We believe Mr. Brda is an excellent fit to our Board of Directors and management team based on his extensive experience in transaction negotiation and business development, particularly in the oil and gas sector as well as other non-related industries.  He has consulted with many public companies in the last ten years, and we believe that his extensive network of industry professionals and finance firms will contribute to our success.

Willard G. McAndrew III – Mr. McAndrew has served as our Chief Operating Officer since September 2013 and as a member of the Board since October 2013.  He has forty three years of experience in the energy industry, from field operations to refining.  From December 2006 to September 2013, Mr. McAndrew served as the Chairman of the Board, CEO and President of Xtreme Oil & Gas, Inc., a company engaged in the acquisition, operation and development of oil and natural gas properties located in Texas and the southeast region of the United States.  He began his career in 1969, gaining experience working for Hercules Drilling Company as a roustabout in South Louisiana.  Mr. McAndrew attended Louisiana State University and then spent two years in the United States Marine Corps.  Later, he joined Exxon Corporation Refinery’s Distillation and Specialties division in Baton Rouge, Louisiana, becoming the fourth generation in his family to work for Exxon. Mr. McAndrew has served as President and owner of several small companies that were involved in all phases of the oil and gas business from drilling, reworking, completion, leases, etc.  He has also been a consultant since 1990 to companies and is responsible for the structure, formation and marketing of partnerships and energy financing.

We believe that Mr. McAndrew’s many years in the oil and gas industry and his vast network of contacts in the investment banking and broker-dealer communities compliments the Board of Directors.

Involvement in certain legal proceedings.  From 2001 through May 2006, Mr. McAndrew served as the CEO, President and Director of Energy & Engine Technology, Inc.  After he left the company, it filed for bankruptcy protection in December 2006.

Roger N. Wurtele – Mr. Wurtele has served as our Chief Financial Officer since September 2013.  He is a versatile, experienced finance executive that has served as Chief Financial Officer for several public and private companies. He has a broad range of experience in public accounting, corporate finance and executive management.  Mr. Wurtele previously served as CFO of Xtreme Oil & Gas, Inc. from February 2010 to September 2013.  Since May 2013 he has worked as a financial consultant for us.  From November 2007 to January 2010, Mr. Wurtele served as CFO of Lang and Company LLC, a developer of commercial real estate projects.  He graduated from the University of Nebraska and has been a Certified Public Accountant for 40 years.

Involvement in certain legal proceedings.  From 2001 through May 2006, Mr. Wurtele served as the CFO of Energy & Engine Technology, Inc.  After he left the company, it filed for bankruptcy protection in December 2006.

Wayne Turner – Mr. Turner has served as one of our directors since March 2011.  He is presently the Managing Partner of JEBCO Seismic, LP, a position he has held since 1989, and is the Managing Partner of Big Thicket Oil & Gas, L.P., a position he has held since 2001.  Mr. Turner took over management of JEBCO in 1989, when he acquired an ownership interest in the company.  JEBCO is an independent international geophysical data acquisition contractor.  Jebco’s non-exclusive surveys and third party datasets represent a unique and readily available source of information for both mature and frontier regions.  JEBCO has operated both offshore and onshore in Canada and the U.S.  JEBCO has also conducted surveys in the North Sea, Africa, Asia, and South America.  One of JEBCO’s most significant accomplishments was signing an agreement with the Ministry of Geology in the USSR in 1989. The company was active in Russia, Kazakhstan, Uzbekistan, and Azerbaijan before and after the break-up of the USSR. The company has provided oil and gas exploration information to the industry, assisted in license rounds, and assisted in direct negotiations for oil and gas properties in these countries.  Mr. Turner spent significant time in these countries and personally negotiated the major contract agreements involved.

Mr. Turner started Big Thicket Oil & Gas, L.P. in 2001. This company is active in oil and gas exploration in Texas, Louisiana, Oklahoma, and New Mexico. Most of the activity is through partnerships, which allows the company to remain small in staff, but have access to expertise in different areas. Big Thicket does not operate wells, but is involved in generating and evaluating prospects. Mr. Turner graduated in 1971 from the University of Houston with a degree in Electrical Engineering. He is active in various charitable organizations including the Houston Livestock Show and Rodeo and Houston Children’s Charities.

Wayne Turner’s expertise in the oil and gas industry makes him an excellent fit to the Board of Directors.  In particular, we believe his experience in geophysical data acquisition is a valuable asset to the company.

Jerry Barney – Dr. Barney has served as member of the Board of Directors since October 2013.  He has over 30 years of experience in various management and consulting positions with technology, oil services and government entities. Dr. Barney was a director of Barney Family Companies, a successful investment firm with holdings in oil and gas properties, office buildings and financial assets. Dr. Barney has a Bachelor of Science from the University of Kansas; a MA and EdD in Education from Columbia University; and a MBA from Rensselaer University.

We believe that Dr. Barney’s broad range of business experience and skills, punctuated by noteworthy higher education credentials, compliments the Board of Directors.

Edward Devereaux – Mr. Devereaux has served as member of the Board of Directors since October 2013.  He is a seasoned investment executive with over three decades of experience in investment management, investment banking and securities sales and marketing.  From 2010 to the present, he has served as a consultant to companies wishing to raise capital within the independent broker dealer and registered investment advisors communities.  From 2006 to 2010, he served as President and CEO of Advanced Marketing Services, a marketing consulting and investment banking firm. Mr. Devereaux has participated in raising more than $10 billion of investment capital in his career.  He has worked for various investment firms, including Prudential Securities and Lightstone Securities.  Mr. Devereaux has a B.A. from Hofstra University.

Edward Devereaux expertise in the securities industry makes him an excellent fit to the Board of Directors.  In particular, we believe his oversight of our capital raising strategies is a valuable asset to the company.

Eunis L. Shockey – Mr. Shockey has served as member of the Board of Directors since October 2013.  He is a successful and experienced entrepreneur and executive.  Mr. Shockey retired in 2000, but since then he has acted as a mentor for many of the companies in his investment portfolio. After completing his service in the U.S. Navy, Mr. Shockey entered the software industry and gained broad knowledge of military software and telephony applications while at GE, RCA, Raytheon, and Northern Telecom. He founded Computerware in 1978 and successfully developed and marketed a telephone company management system for shared tenant services. Computerware was bought by a venture capital fund in 1986. Mr. Shockey then founded Telecommunications Support Systems (TSS) to dispatch substitute teachers for schools. Its customers included 600 of the largest school districts in the U.S. and Canada. TSS was sold in 2000 and currently operates as eSchools Solutions, Inc.

We believe Mr. Shockey is an excellent fit to our Board of Directors based on his extensive experience in successfully owning and operating multiple successful companies over the years.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own beneficially more than ten percent of our common stock, to file reports of ownership and changes of ownership with the Securities and Exchange Commission. Based solely upon a review of Forms 3, 4 and 5 furnished to us during the fiscal year ended December 31, 2013, we believe that the directors, executive officers, and greater than ten percent beneficial owners have complied with all applicable filing requirements during the fiscal year ended December 31, 2013, with the exception of (i) a Form 4 that Edward Devereaux, a member of the Board, filed late, (ii) a Form 3 and a Form 4 that Willard McAndrew, our Chief Operating Officer, filed late, (iii) a Form 4 that Thomas Lapinski, our Chief Executive Officer, filed late, and (iv) a Form 3 and two Form 4’s that Robert Kenneth Dulin, significant beneficial shareholder, filed late.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The Code of Ethics is available at our website at torchlightenergy.com.  Further, we undertake to provide by mail to any person without charge, upon request, a copy of such code of ethics if we receive the request in writing by mail to: Torchlight Energy Resources, Inc., 5700 W. Plano Parkway, Suite 3600, Plano, Texas 75093.

Procedures for Stockholders to Recommend Nominees to the Board

There have been no material changes to the procedures by which stockholders may recommend nominees to our Board of Directors since we last provided disclosure regarding this process.

Audit Committee

We have established a separately-designated standing audit committee.  The Audit Committee consists of our four independent members of the Board of Directors, Wayne Turner, Jerry Barney, Edward Devereaux and Eunis L. Shockey.  Mr. Devereaux is the Chairman of the Audit Committee, and the Board of Directors has determined that he is an audit committee financial expert as defined in Item 5(d)(5) of Regulation S-K.  The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures.

ITEM 11. EXECUTIVE COMPENSATION

The following table provides summary information for the years 2013 and 2012 concerning cash and non-cash compensation paid or accrued to or on behalf of certain executive officers.

Summary Executive Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Thomas Lapinski CEO/Director	2013	180,000	-	-	355,250 (1)	-	-	-	535,250
	2012	240,000 (2)	-	-	-	-	-	-	240,000

John A. Brda President/Director	2013	205,000	-	-	355,250 (3)	-	-	-	560,250
	2012	240,000 (4)	-	-	-	-	-	-	240,000

Willard G. McAndrew III	2013	60,000	-	-	2,225,000 (5)	-	-	75,000 (6)	2,360,000
COO/Director	2012	-	-	-	-	-	-	-	-

Roger Wurtele CFO	2013	40,000	-	-	180,000 (7)	-	-	52,500 (6)	272,500
	2012	-	-	-	-	-	-	-	-

(1)
On September 4, 2013, we granted Mr. Lapinski a fully vested option to purchase 245,000 shares of stock at an exercise price of $2.00 per share.  The value of these options was determined using the Black Scholes Method.

(2)	In September 2013, Mr. Lapinski forgave a total of $489,000 in outstanding indebtedness in connection with his then accrued and unpaid compensation, which included this unpaid salary for 2012.
(3)
On September 4, 2013, we granted Mr. Brda a fully vested option to purchase 245,000 shares of stock at an exercise price of $2.00 per share.  The value of these options was determined using the Black Scholes Method.

(4)	In September 2013, Mr. Brda forgave a total of $240,000 in outstanding indebtedness in connection with his then accrued and unpaid compensation, which included this unpaid salary for 2012.
(5)
Prior to his appointment as COO in September, 2013, during 2013 we granted him a fully vested warrant to purchase 1,000,000 shares of stock at an exercise price of $2.09 per share as consideration for consulting services, valued at $890,000. In September 2013, we granted Mr. McAndrew an option to purchase 1,500,000 shares of stock at an exercise price of $2.09 per share, which was to vest over upon certain performance thresholds and was valued at $1,335,000. The value of the options was determined using the Black Scholes Method.

(6)	This amount represents consulting fees paid prior to the effective date of employment with the Company.
(7)
In October 2013, we granted Mr. Wurtele an option to purchase 300,000 shares of stock at an exercise price of $2.09 per share.  100,000 of the options vested immediately, with the remaining options to vest on the first and second anniversaries of his employment. The value of these options was determined using the Black Scholes Method.

Setting Executive Compensation

We fix executive base compensation at a level we believe enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the compensation that is paid by companies that we believe to be our competitors and by other companies with which we believe we generally compete for executives.

In establishing compensation packages for executive officers, numerous factors are considered, including the particular executive’s experience, expertise and performance, our company’s overall performance and compensation packages available in the marketplace for similar positions. In arriving at amounts for each component of compensation, our Compensation Committee strives to strike an appropriate balance between base compensation and incentive compensation. The Compensation Committee also endeavors to properly allocate between cash and non-cash compensation (including without limitation stock and stock option awards) and between annual and long-term compensation.

Employment Agreements

We have an employment agreement with Thomas Lapinski, our Chief Executive Officer, through Opal Marketing and Consulting, Inc. (“Opal”).  Mr. Lapinski owns and is the President of Opal.  The agreement has an effective date as of July 1, 2013 and states that Opal will provide the services of Mr. Lapinski to serve as our Chief Executive Officer.  The agreement has a term that expires on June 30, 2014 and provides that we will pay Opal a base fee equal to $15,000 per month.  The agreement also provides for an increase in Opal’s base fee of (i) $5,000 per month when we achieve 500 barrels of oil or gas equivalent per day (“BOEPD”) in net production (ii) an additional $5,000 per month when we achieve 750 BOEPD in net production, and (iii) an additional $5,000 per month when we achieve 1,000 BOEPD in net production.  Opal is also eligible for a discretionary annual bonus based on factors to be considered by the Board of Directors.  The employment agreement includes a confidentiality provision and a non-compete provision.

We entered into an employment agreement with John A. Brda, our president, in January 2012.  The agreement, as amended in October 2013, has a term that expires in December 2016 and provided for a base salary of $15,000 per month.  The agreement was amended in January 2014 so that effective the first of that month, his annual base salary increased to $300,000.  He is also eligible for a discretionary annual bonus based on factors to be considered by the Board of Directors.  The employment agreement includes a confidentiality provision and a non-compete provision.

We entered into an employment agreement with Willard G. McAndrew III, our Chief Operating Officer, in September 2013.  The agreement has a term of three years and provided for a base salary of $15,000 per month.  Additionally, the agreement granted Mr. McAndrew 1,500,000 stock options in September 2013 that were to vest upon certain production thresholds being met by the company.  The agreement was amended in January 2014 so that effective the first of that month, his annual base salary increased to $300,000 and all of the 1,500,000 options became fully vested.  These options are currently held by WMDM Family, Ltd.  Mr. McAndrew is also eligible for a discretionary annual bonus based on factors to be considered by the Board of Directors.  The employment agreement includes a confidentiality provision and a non-compete provision.

We entered into an employment agreement with Roger Wurtele, our Chief Financial Officer, in October 2013 that has a term that ends in September 2016 and provides for a base salary of $10,000 per month.  Additionally, the agreement granted Mr. Wurtele 300,000 stock options in October 2013, with 100,000 options vesting immediately and the remaining 200,000 options to vest upon the second and third anniversaries of his employment.  The agreement was amended in January 2014 so that effective the first of that month, his annual base salary increased to $180,000 and the remaining 200,000 options became fully vested.  These options are currently held by Birch Glen Investments Ltd.  Mr. Wurtele is also eligible for a discretionary annual bonus based on factors to be considered by the Board of Directors.  The employment agreement includes a confidentiality provision and a non-compete provision.

Outstanding Equity Awards at Fiscal Year End

The following table details all outstanding equity awards held by our named executive officers at December 31, 2013:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity bIncentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date

Thomas Lapinski	245,000	-	-	2.00	09/04/2018
John A. Brda	245,000	-	-	2.00	09/04/2018
Willard G. McAndrew III	900,000(1)	-	-	2.09	04/15/2018
	-	1,500,000(1)(2)	-	2.09	09/09/2018
Roger Wurtele	100,000(3)	200,000(3)(4)	-	2.09	10/10/2018

(1)         Mr. McAndrew gifted these options to WMDM Family, Ltd. The general partner and 1% owner of WMDM Family, Ltd. is a limited liability company which is owned by a trust of which Mr. McAndrew is a beneficiary.
(2)         These options were awarded to Mr. McAndrew in September 2013, and as of December 31, 2013 had not yet vested, and were to vest based on certain production thresholds being met by the Company.  In January 2014, however, all of these options became vested.
(3)         Mr. Wurtele gifted these options to Birch Glen Investments Ltd.  Mr. Wurtele and his wife together hold a 98% interest in the general partner of Birch Glen Investments Ltd.
(4)         These options were awarded to Mr. Wurtele in October 2013, and as of December 31, 2013 had not yet vested, and were to vest on the first and second anniversaries of his employment with the Company.  In January 2014, however, all of these options became vested.

Compensation of Directors

At present, we do not pay our directors for attending meetings of the Board of Directors, although we may adopt a director compensation policy in the future. We have no standard arrangement pursuant to which directors are compensated for any services they provide or for committee participation or special assignments.  We did, however, provide compensation to certain directors in the form of restricted common stock during the year ended December 31, 2013 as follows:

Summary Director Compensation Table

Name	Fees Earned of Paid in Cash ($)	Stock Awards ($) (A)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Wayne Turner	-	102,250	-	-	-	-	102,250
Jerry Barney	-	72,750	-	-	-	-	72,750
Edward Devereaux	-	72,750	-	-	-	-	72,750
Eunis L. Shockey	-	72,750	-	-	-	-	72,750

(A)	Stock Value was determined using the Black Scholes Method.
(1)	Includes 50,000 restricted shares of common stock issued on November 1, 2013.
(2)	Includes 25,000 restricted shares of common stock issued on November 14, 2013.

Compensation Policies and Practices as they Relate to Risk Management

We attempt to make our compensation programs discretionary, balanced and focused on the long term.  We believe goals and objectives of our compensation programs reflect a balanced mix of quantitative and qualitative performance measures to avoid excessive weight on a single performance measure. Our approach to compensation practices and policies applicable to employees and consultants is consistent with that followed for its executives.  Based on these factors, we believe that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of March 20, 2014, concerning, except as indicated by the footnotes below, (i) each person whom we know beneficially owns more than 5% of our common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and executive officers as a group.  Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Torchlight Energy Resources, Inc., 5700 W. Plano Parkway, Suite 3600, Plano, Texas 75093.  We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Applicable percentage ownership is based on 18,270,408 shares of common stock outstanding at March 20, 2014. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to stock options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 20, 2014 and shares of common stock issuable upon conversion of other securities held by that person that are currently convertible or convertible within 60 days of March 20, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, stock options and warrants referenced in the footnotes below are currently fully vested and exercisable. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name and address of beneficial owner	Amount of beneficial ownership	Percent of class

Thomas Lapinski	3,245,000 shares (1)	17.53%
Chief Executive Officer and Director

John A. Brda	2,757,500 shares (2)	14.89%
President, Secretary and Director

Willard G. McAndrew III	2,400,000 shares (3)	11.61%
COO and Director

Roger N. Wurtele	300,000 shares (4)	1.62%
Chief Financial Officer

Jerry D. Barney	330,715 shares (5)	1.79%
Director

Edward J. Devereaux	35,000 shares	*
Director

Eunis L. Shockey	134,000 shares (6)	*
Director

Wayne Turner	75,000 shares	*
Director

All directors and executive officers as a group (eight persons)	9,277,215 shares	42.62%

Robert Kenneth Dulin	2,486,718 shares (7)	12.62%
8449 Greenwood Drive
Niwot, Colorado, 80503

Sawtooth Properties, LLLP	1,131,216 shares (8)	6.00%
8449 Greenwood Drive
Niwot, Colorado, 80503

(1)	Includes 3,000,000 shares of common stock and stock options that are exercisable into 245,000 shares of common stock.

(2)
Includes 182,500 shares of common stock and stock options that are exercisable into 245,000 shares of common stock, both held individually by John A. Brda.  Also includes 2,330,000 shares of common stock held by Brda & Company LLC.  Mr. Brda is the sole owner and Managing Director of this entity and has voting and investment authority over the shares held by it.

(3)
Includes securities held by WMDM Family, Ltd., including warrants that are exercisable into 900,000 shares of common stock and stock options that are exercisable into 1,500,000 shares of common stock.  The general partner and 1% owner of WMDM Family, Ltd. is a limited liability company of which Mr. McAndrew is the manager. He has voting and investment authority over the shares held by WMDM Family, Ltd..

(4)
Includes stock options held by Birch Glen Investments Ltd. that are exercisable into 300,000 shares of common stock.   Mr. Wurtele and his wife together hold a 98% interest in the general partner of Birch Glen Investments Ltd., and Mr. Wurtele shares voting and investment authority over the shares held by Birch Glen Investments Ltd.  Additionally, the general partner and 1% owner of WMDM Family, Ltd. (see footnote “(3)” above) is a limited liability company which is owned by a trust of which Mr. Wurtele is the trustee.  Securities held by WMDM Family, Ltd. are not included, however, because Mr. Wurtele is not deemed to have voting or investment authority over the shares held by WMDM Family, Ltd.

(5)
Includes (a) 25,000 shares of common stock held individually by Dr. Barney; (b) securities held by an investment club, including 50,000 shares of common stock, a 12% Series A Convertible Promissory Note that is convertible into 71,429 shares of common stock, and a Series A Warrant that is exercisable into 14,286 shares of common stock; and (c) securities held by an entity that is wholly-owned by the Barney 2012 Children’s Trust, including 50,000 shares of common stock, a 12% Series A Convertible Promissory Note that is convertible into 100,000 shares of common stock, and a Series A Warrant that is exercisable into 20,000 shares of common stock.  Dr. Barney is a member of the investment club and shares the voting and investment authority over the shares held by the club.  Dr. Barney is a beneficiary of the Barney 2012 Children’s Trust and historically has had influence over decisions made by the trustee who has voting and investment authority over the shares held by the trust.

(6)	Includes 34,000 shares of common stock and warrants that are exercisable into 100,000 shares of common stock.

(7)
Includes (a) 66,860 shares of common stock held individually by Robert Kenneth Dulin; (b) 209,500 shares of common stock held in trust for the benefit of immediate family members of Mr. Dulin; (c) securities held by Sawtooth Properties, LLLP (“Sawtooth”), including (i) 535,074 shares of common stock, (ii) warrants that are exercisable into 433,285 shares of common stock and (iii) promissory notes that are convertible into up to 162,857 shares of common stock; (d) securities held by another limited liability limited partnership (“LLLP2”), including (i) 125,000 shares of common stock, (ii) warrants that are exercisable into 133,000 shares of common stock and (iii) promissory notes that are convertible into up to 90,000 shares of common stock; and (e) securities held by a limited liability company (“LLC1”), including (i) 120,000 shares of common stock, (ii) warrants that are exercisable into 448,285 shares of common stock and (iii) promissory notes that are convertible into up to 162,857 shares of common stock.  Mr. Dulin is trustee/custodian of each of the trusts and/or accounts referenced in “(b)” above and has voting and investment authority over the shares held by them. Mr. Dulin is the Managing Partner of Sawtooth Properties, LLLP, the Managing Partner of LLLP2 and the Managing Member of LLC1, and he has voting and investment authority over the shares held by each entity.

(8)
Includes (i) 535,074 shares of common stock, (ii) warrants that are exercisable into 433,285 shares of common stock and (iii) a promissory note that, as of June 18, 2013, is convertible into up to 162,857 shares of common stock.  Robert Kenneth Dulin is the Managing Partner of Sawtooth Properties, LLLP.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Director Independence

We currently have four independent directors on our Board, Wayne Turner, Jerry Barney, Edward Devereaux and Eunis L. Shockey.  The definition of “independent” used herein is based on the independence standards of The NASDAQ Stock Market LLC.  The Board performed a review to determine the independence of Wayne Turner, Jerry Barney, Edward Devereaux and Eunis L. Shockey and made a subjective determination as to each of these directors that no transactions, relationships or arrangements exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of Torchlight Energy Resources, Inc.  In making these determinations, the Board reviewed information provided by these directors with regard to each Director’s business and personal activities as they may relate to us and our management.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees paid or accrued by us for the audit and other services provided or to be provided by Calvetti Ferguson, our independent registered public accountants, during the years ended December 31, 2013 and 2012.

	2013	2012
Audit Fees(1)	$73,830	$68,640
Audit Related Fees(2)	0	1,000
Tax Fees(3)	3,298	4,491
All Other Fees	7,560	-

Total Fees	$84,688	$74,131

(1)      Audit Fees: This category represents the aggregate fees billed for professional services rendered by the principal independent accountant for the audit of our annual financial statements and review of financial statements included in our Form 10-K and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years.

(2)      Audit Related Fees: This category consists of the aggregate fees billed for assurance and related services by the principal independent accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”
(3)      Tax Fees: This category consists of the aggregate fees billed for professional services rendered by the principal independent accountant for tax compliance, tax advice, and tax planning.

Pre-Approval of Audit and Non-Audit Services

We did not have a standing audit committee of the board of directors until November, 2013. Therefore, for the fiscal years ended December 31, 2013 and 2012, all audit services, audit-related services and tax services for 2012, as described above, were provided to us by Calvetti Ferguson  based upon prior approval of the Board of Directors. Whitley Penn has been engaged for tax services for the year 2014 including preparation of 2013 tax returns.

PART IV

ITEM 15. EXHIBITS

Exhibit No.	Description

2.1	Share Exchange Agreement dated November 23, 2010. (Incorporated by reference from Form 8-K filed with the SEC on November 24, 2010.) *

3.1	Articles of Incorporation. (Incorporated by reference from Form S-1 filed with the SEC on May 2, 2008.) *

3.2	Amended and Restated Bylaws (Incorporated by reference from Form 8-K filed with the SEC on January 12, 2011.) *

10.1
Agreement to Participate in Oil and Gas Development Joint Venture between Bayshore Operating Corporation, LLC and Torchlight Energy, Inc. (Incorporated by reference from Form 8-K filed with the SEC on November 24, 2010) *

10.2	Purchase and Sale Agreement between Torchlight Energy, Inc. and Xtreme Oil and Gas, Inc. effective April 1, 2013. (Incorporated by reference from Form 10-Q filed with the SEC on May 15, 2013.) *

10.3	Employment Agreement with Thomas Lapinski (Incorporated by reference from Form 8-K filed with the SEC on October 15, 2013.) *

10.4	Employment Agreement with John A. Brda (Incorporated by reference from Form 8-K filed with the SEC on October 15, 2013.) *

10.5	Amendment to Employment Agreement with John A. Brda (Incorporated by reference from Form 10-K filed with the SEC on March 31, 2014.) *

10.6	Employment Agreement with Roger Wurtele (Incorporated by reference from Form 8-K filed with the SEC on October 15, 2013.) *

10.7	Amendment to Employment Agreement with Roger Wurtele (Incorporated by reference from Form 10-K filed with the SEC on March 31, 2014.) *

10.8	Employment Agreement with Willard McAndrew III (Incorporated by reference from Form 8-K filed with the SEC on October 15, 2013.) *

10.9	Amendment to Employment Agreement with Willard McAndrew III (Incorporated by reference from Form 8-K filed with the SEC on October 15, 2013.) *

10.10	Second Amendment to Employment Agreement with Willard McAndrew III (Incorporated by reference from Form 10-K filed with the SEC on March 31, 2014.) *

10.11	Development Agreement between Ring Energy, Inc. and Torchlight Energy Resources, Inc. (Incorporated by reference from Form 8-K filed with the SEC on October 22, 2013.) *

10.12	Coulter Limited Partnership Agreement dated January 10, 2012

10.13	Promissory Note with Boeckman Well LLC dated May 1, 2013 and amendments thereto

10.14	12% Series A Secured Convertible Promissory Note (form of)

10.15	Securities Purchase Agreement (form of), January 2014

10.16	Registration Rights Agreement (form of), January 2014

14.1	Code of Ethics (Incorporated by reference from Form S-1 filed with the SEC on May 2, 2008.) *

21.1	Subsidiaries (Incorporated by reference from Form 10-K filed with the SEC on March 31, 2014.) *

31.1
Certification of principal executive officer required by Rule 13a – 14(1) or Rule 15d – 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2
Certification of principal financial officer required by Rule 13a – 14(1) or Rule 15d – 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and Section 1350 of 18 U.S.C. 63.

99.1	Report of Netherland, Sewell & Associates, Inc. and Wright & Company, Inc. (Incorporated by reference from Form 10-K filed with the SEC on March 31, 2014.) *

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definitions Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Incorporated by reference from our previous filings with the SEC

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Torchlight Energy Resources, Inc.

/s/ Thomas Lapinski
By: Thomas Lapinski
Chief Executive Officer

Date:	________, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Thomas Lapinski
Thomas Lapinski	Director and Chief Executive Officer	________, 2014

/s/ John A. Brda
John A. Brda	Director, President and Secretary	________, 2014

/s/ Willard G. McAndrew III
Willard G. McAndrew III	Director and Chief Operating Officer	________, 2014

/s/ Roger N. Wurtele
Roger N. Wurtele	Chief Financial Officer	________, 2014

/s/ Wayne Turner
Wayne Turner	Director	________, 2014

/s/ Jerry D. Barney
Jerry D. Barney	Director	________, 2014

/s/ Edward J. Devereaux
Edward J. Devereaux	Director	________, 2014

/s/ Eunis L. Shockey
Eunis L. Shockey	Director	________, 2014